THE NEXT STAGE


NE-180 0 2mg/mL
Protocol NE-180-201
CAUTION: New
investigational use
For parenteral use.
Neose Technologies
NE-180 0.2mg/m
Protocol NE-180
investigational
For parenter
Neose Tech

NEOSE

2006
ANNUAL REPORT

IN 2006 WE TOOK IMPORTANT STEPS TOWARD REALIZING OUR GOAL OF COMMERCIALIZING LONG-ACTING THERAPEUTIC PROTEINS THAT ARE COMPETITIVE WITH BEST-IN-CLASS DRUGS CURRENTLY ON THE MARKET.

We reached the next stage in our evolution as a company when our first two GlycoPEGylated proteins, NE-180 and GlycoPEG-GCSF, entered clinical development. We now have human clinical data that validates our belief that our GlycoPEGylation™ technology can yield multiple long-acting therapeutic candidates for the treatment of serious and debilitating diseases.

SAFE HARBOR STATEMENT

Certain statements in this annual report consist of forward-looking statements that involve risks and uncertainties. For a discussion of these risks and uncertainties, any of which could cause our actual results to differ from those contained in the forward-looking statements, see our filings with the U.S. Securities and Exchange Commission, particularly the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 2006, included herein.



NE-180 Program Overview

COMPOUND: NE-180 (GlycoPEGylated Erythropoietin)

INDICATION: Chemotherapy-induced anemia and anemia associated with chronic kidney disease

MARKET OPPORTUNITY: $11 Billion (in 2005)

STATUS: Phase II chemotherapy-induced anemia trial underway in Switzerland; approved to commence clinical trials in the United States

PHASE I DATA SNAPSHOT:

Mean Maximum Change from Baseline in Reticulocyte Counts by Dose Group and Route of Administration



Maximum Absolute Reticulocyte Change (10^3/µL)
180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0.000
0.5µg/kg
1.0µg/kg
1.5µg/kg
DOSE GROUP
SC
IV

Mean Maximum Change from Baseline in Hemoglobin Concentration by Dose Group and Route of Administration



Maximum Hemoglobin Change (g/dL)
2.000
1.800
1.600
1.400
1.200
1.000
0.800
0.600
0.400
0.200
0.000
0.5µg/kg
1.0µg/kg
1.5µg/kg
DOSE GROUP
SC
IV

Mean maximum change from baseline in hemoglobin following NE-180 administration was dose-proportional in the IV cohorts.

Minimal hemoglobin response was observed in the SC cohort of the 1.5 µg/kg dose group in spite of the increase in reticulocyte count. The reason for this apparent lack of response is unknown. There was no evidence of hemolysis.

PHASE I TRIAL CONCLUSIONS:

- Single doses of NE-180, up to 1.5 µg/kg, were generally well tolerated.
- Single doses of NE-180 demonstrated potent dose-dependent erythropoietic activity.
- Phase I study results support initiation of an NE-180 Phase II program in patients with anemia associated with chronic kidney disease, dosed every four weeks, and cancer patients receiving chemotherapy, dosed every three weeks.



CLINICAL PROGRAM

"When I joined Neose in 2006, I was attracted by an exciting technology platform and promising preclinical data validating that technology. Having completed Phase I for NE-180, I am convinced that a long-acting product profile is achievable in both the oncology and renal indications."

Bruce A. Wallin, M.D.
Senior Vice President, Clinical Development and Chief Medical Officer



REGULATORY

"We are particularly pleased to have received approval from the U.S. Food and Drug Administration to commence clinical trials in the U.S. We look forward to continuing to demonstrate the safety and efficacy of NE-180."

Valerie M. Mulligan
Senior Vice President, Quality and Regulatory Affairs



TO OUR STOCKHOLDERS

I AM PLEASED TO HAVE THIS OPPORTUNITY TO REVIEW WITH YOU OUR ACCOMPLISHMENTS AND CHALLENGES DURING 2006, AS WELL AS OUR VISION FOR 2007 AND BEYOND.

In 2006, we drew closer to our goal of developing and commercializing next-generation therapeutic proteins that are competitive with best-in-class drugs currently on the market. Our first two GlycoPEGylated proteins, NE-180 and GlycoPEG-GCSF, entered clinical development and have yielded promising human clinical data. Our partner, Novo Nordisk, has advanced GlycoPEGylated Factors VIIa, VIII and IX toward clinical development. Our GlycoPEGylation technology is demonstrating significant potential to produce a variety of long-acting therapeutic proteins for the benefit of patients.

We also faced challenges in terms of resolving the clinical hold for NE-180 in the United States, controlling operating costs and the need to more efficiently allocate our resources to advance our key objectives. We made major strides in addressing these challenges.

NE-180

NE-180 is our GlycoPEGylated erythropoietin (EPO) being developed for the treatment of chemotherapy-induced anemia and anemia associated with chronic kidney disease. We completed a Phase I trial of NE-180 during 2006. Data from that trial was presented at the Annual Meeting of the American Society of Hematology in December 2006. Not only did the data demonstrate that NE-180 was generally well tolerated, but the pharmacokinetic data gives us confidence that a long-acting profile is achievable. In early 2007, we received approval from SwissMedic, the Swiss Agency for Therapeutic Products, for the initiation of a Phase II human trial for NE-180. This Phase II trial is designed to evaluate the safety, tolerability and dose response of NE-180 administered subcutaneously to anemic cancer patients receiving platinum-based chemotherapy. We also have plans in place to begin our Phase II renal program in 2007.

Our achievements in advancing the global development of NE-180 had been tempered by the clinical hold imposed by the United States Food and Drug Administration (FDA). Although in 2006 we resolved the initial clinical hold items raised by the FDA in 2005, the FDA raised an additional question in 2006 with regard to the reliability of the existing potency assay as a measurement of product stability. We spent the balance of 2006 working to develop a new potency assay and gathering several months of data demonstrating product stability. These efforts met with success in March 2007, when the FDA cleared us to commence clinical trials of NE-180 in the United States. We now have the opportunity to include the United States in our global development program for NE-180. The United States market opportunity represented approximately 60% of the $11 billion in worldwide sales in the EPO category in 2005. The ability to target this market should increase the momentum and value of this program to potential partners and shareholders.



> "BY THIS TIME NEXT YEAR, WE EXPECT TO HAVE THREE GLYCOPEGYLATED PROTEINS ADVANCING STEADILY THROUGH CLINICAL DEVELOPMENT TARGETED TOWARD LARGE AND GROWING MARKETS, AND OTHERS MOVING IN THAT DIRECTION."

GLYCOPEG-GCSF

Our co-development partner, BioGeneriX, a company of the ratiopharm Group, is leading the clinical program for GlycoPEG-GCSF for the treatment of neutropenia (a deficiency of infection-fighting white blood cells) associated with chemotherapy. GlycoPEG-GCSF entered clinical development in October 2006, and BioGeneriX became responsible for all program costs effective January 2007. Promising interim data from a Phase I ascending-dose study demonstrated a dose-dependent response for GlycoPEG-GCSF versus Neulasta®. This data triggered the start of a Phase I fixed-dose study versus Neulasta® in March 2007. We are hopeful that final data from both these studies will continue to support a Phase II program to establish a GlycoPEG-GCSF product profile competitive with Neulasta®. We are excited by the pace and quality of the early clinical development program managed by our partner, BioGeneriX.

GLYCOPEGYLATED FACTORS VIIa, VIII AND IX

We are pleased to be working with Novo Nordisk, a leader in the biotech industry and experts in hemostasis management. Novo is the only company with a recombinant Factor VII currently on the market. Novo licensed our technology to develop long-acting versions of these coagulation factors for the treatment of hemophilia. We saw significant progress in these collaborations during 2006. This progress was demonstrated by the receipt of several milestone payments, as well as Novo's plans to commence a Phase I trial of GlycoPEGylated Factor VIIa in 2007. We look forward to supporting them in that goal and in advancing the development of Factors VIII and IX.

OPERATIONAL CHANGES

In 2005, we recognized that our ongoing need for internal manufacturing would be limited. We had plans to shift the manufacture of NE-180 for mid- and late-stage clinical trials to a European clinical manufacturing organization for strategic reasons, and manufacturing in our partnered programs was the responsibility of each partner. Our existing cGMP biologics manufacturing and headquarters facility was underutilized. Therefore, we commenced a process that led to the sale of the facility for $21 million in September 2006. This significant inflow of capital allowed us to significantly reduce outstanding debt, lower operating expenses, consolidate operations into one location, and continue to advance our programs. We have made excellent progress in outsourcing our remaining manufacturing requirements and becoming a more virtual organization.

With anticipated increased expenses due to the progression of NE-180 into multiple Phase II clinical trials in 2007, we have taken actions to allow us to keep net cash spending in 2007 consistent with 2006 levels. This included the difficult, but necessary, decision in March 2007 to reduce our headcount by about 40%. In doing so, we expect our current cash position, which includes approximately $43 million in gross proceeds from our March 2007 private placement, to sustain our operations until we reach value inflection points in terms of clinical data and more meaningful milestone payments in our partnered programs.

2007 AND BEYOND

We started off 2007 with a stream of positive news – a Phase II program start for NE-180, the removal of the FDA clinical hold for NE-180 in the United States, promising interim data from the first Phase I trial of GlycoPEG-GCSF vs. Neulasta® that triggered a second Phase I study vs. Neulasta®, the completion of a $43 million private placement, and a commitment to keep spending in line with 2006 levels despite rising clinical costs.

As we move through 2007 as a leaner, highly-focused organization, we intend to build on this momentum by achieving the following objectives:

- > Complete our Phase II chemotherapy-induced anemia trial for NE-180;
- > Commence a Phase II trial of NE-180 in renal patients;
- > Complete both Phase I trials of GlycoPEG-GCSF; and
- > Support the efforts of Novo Nordisk to advance GlycoPEGylated Factor VIIa into a Phase I trial in 2007 and to advance development of Factors VIII and IX.

By this time next year, we expect to have three GlycoPEGylated proteins advancing steadily through clinical development targeted toward large and growing markets, and others moving in that direction. We intend to have clinical data in hand for NE-180 and GlycoPEG-GCSF. In short, we expect to be delivering significant value to our shareholders, our employees and our partners.

In closing, I would like to express our sincere gratitude to Boyd Clarke, Lowell Sears, and Elizabeth Wyatt, members of our board of directors who will not be standing for re-election at our upcoming annual meeting. Each of these individuals has made significant contributions to our company, and those contributions will be missed. We wish them all well in their future endeavors.

Very truly yours,

George Vergis

George J. Vergis, Ph.D.
President and Chief Executive Officer

A Look Forward

2007 promises to be an exciting year for Neose, as NE-180 and GlycoPEG-GCSF continue to move through clinical development and other candidates in our pipeline advance steadily toward the clinic. With each step forward, we move toward value inflection points in terms of partnering opportunities, milestone payments and increased shareholder value.



Pipeline

	Indication	Development Status	Partnership Status	Market Opportunity
NE-180 (GlycoPEG-EPO)	Anemia	Phase I	Proprietary	$1.1 Billion
GlycoPEG-GCSF	Neutropenia	Phase I	Co-development with BioGenerix AG; Neose retains rights in U.S., Japan, Canada and Mexico	$4 Billion
Factor VIIa	Bleeding episodes in patients with inhibitors to Factors VIII or IX	Preclinical; Novo Nordisk plans Phase I in 2007	License agreement with Novo Nordisk A/S	$1 Billion
Factor VIII	Hemophilia A	Research	License agreement with Novo Nordisk A/S	$2 Billion
Factor IX	Hemophilia B	Research	License agreement with Novo Nordisk A/S	$350 Million

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006 or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________

Commission File Number 0-27718

NEOSE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3549286**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
102 Rock Road **Horsham, Pennsylvania**	**19044**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(215) 315-9000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

As of June 30, 2006, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $76,818,298 based on the last sale price of the Common Stock on such date as reported by The NASDAQ Stock Market LLC. This calculation excludes 13,861,139 shares held on June 30, 2006 by directors, executive officers, and two holders of more than 10% of the registrant's Common Stock.

As of March 15, 2007, there were 54,387,843 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive proxy statement to be filed in connection with solicitation of proxies for its Annual Meeting of Stockholders to be held on May 4, 2007, is incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

NEOSE, GlycoAdvance, GlycoPEGylation and GlycoConjugation are trademarks of Neose Technologies, Inc. This Annual Report on Form 10-K also includes trademarks and trade names of other companies.

PART I

ITEM 1. BUSINESS.

Overview

We are a clinical–stage biopharmaceutical company focused on the development of next-generation therapeutic proteins, which we believe will be competitive with best-in-class protein drugs currently on the market. Our lead therapeutic protein candidates are GlycoPEG-EPO (NE-180) and GlycoPEG-GCSF. In 2005, the EPO and G-CSF drug categories had aggregate worldwide sales of approximately $11.2 billion and $4.0 billion, respectively.

NE-180 is a long-acting version of erythropoietin (EPO) produced in insect cells. EPO is prescribed to stimulate production of red blood cells, and is approved for sale in major markets around the world for treatment of chemotherapy-induced anemia and anemia associated with chronic renal failure. NE-180 is being developed for the treatment of anemia in adult cancer patients with non-myeloid malignancies receiving chemotherapy and for the treatment of anemia associated with chronic kidney disease, including patients on dialysis and patients not on dialysis. During 2006, we completed a Phase I clinical trial for NE-180 in Switzerland. In January 2007, we received approval from Swissmedic, the Swiss Agency for Therapeutic Products, for the initiation of a Phase II human trial to evaluate the safety, tolerability and dose response of NE-180 in cancer patients receiving platinum-based chemotherapy. In March 2007, we received approval from the U.S. Food and Drug Administration (FDA) to initiate clinical trials in the U.S. in response to our amended Investigational New Drug application (IND).

Our second proprietary protein, GlycoPEG-GCSF, is a long-acting version of granulocyte colony stimulating factor (G-CSF) that we are co-developing with BioGeneriX AG, a company of the ratiopharm Group. G-CSF is prescribed to stimulate production of neutrophils (a type of white blood cell) and is approved for sale in major markets around the world for treatment of neutropenia associated with myelosuppressive chemotherapy. In November 2006, BioGeneriX initiated the first of two planned Phase I clinical trials for GlycoPEG-GCSF. We expect BioGeneriX to initiate and complete the second Phase I trial during 2007.

We believe that our enzymatic pegylation technology, GlycoPEGylation™, can improve the drug properties of therapeutic proteins by building out, and attaching polyethylene glycol (PEG) to, carbohydrate structures on the proteins. We are using our technology to develop proprietary versions of protein drugs with proven safety and efficacy and to improve the therapeutic profiles of proteins being developed by our partners. We expect these modified proteins, such as NE-180 and GlycoPEG-GCSF, to offer significant advantages, including less frequent dosing and possibly improved efficacy, over the original versions of the drugs now on the market, as well as to meet or exceed the pharmacokinetic profile of next-generation versions of the drugs now on the market. We believe this strategy of targeting drugs with proven safety and efficacy allows us to lower the risk profile of our proprietary development portfolio as compared to *de novo* protein drug development. We intend to continue to focus our research and development resources on therapeutic proteins that we believe have the highest probability of clinically meaningful therapeutic profile improvements from our technology and are in commercially attractive categories.

Opportunities in the Therapeutic Protein Market

Worldwide sales of protein drugs in 2006 have been reported at over $47 billion, and by some estimates are expected to grow to over $55 billion by 2011. We believe that many of the proteins now on the market will lose the protection of certain patent claims over the next 15 years. In addition, many marketed proteins are facing increased competition from next-generation versions or from other drugs approved for the same disease indications. Although not every protein drug is a candidate for the use of our technologies, we believe our technologies can be applied to many of these marketed drugs to create products with improved clinical profiles. We are pursuing opportunities in this field through our own proprietary drug development portfolio, our exploratory research program and our partnering and licensing program. We will continue our efforts to build a portfolio of commercially attractive partnerships in a blend of co-developments and licenses. Where possible, we will seek partnerships that allow us to participate significantly in the commercial success of each of the compounds.

Our Technology

Our GlycoPEGylation technology involves the use of enzymes to attach PEG to carbohydrate structures that we have introduced or modified on proteins. We have developed a special expertise and an extensive intellectual property position in this area. Our technologies may permit the development of therapeutic proteins with improved clinical profiles. In some cases, these improvements to therapeutic proteins may also allow us to create new intellectual property relating to our core technologies, as well as new compositions of matter. In addition, our technology can be applied to proteins produced in a variety of cell expression systems, including Chinese hamster ovary (CHO) cells, *E. coli*, and insect cells. We continue to make significant investments in research and development and legal services to protect and expand our intellectual property position. We believe our core technologies have broad application to protein drug development and can be extended to provide an opportunity for sustainable growth. We are using our GlycoPEGylation technology in our drug development portfolio, in our partnering and licensing program, and in our exploratory research.

Improved Clinical Profiles. Common protein drug delivery problems include poor solubility and stability, proteolysis (rapid degradation), rapid clearance, and immunogenicity. For some proteins, one approach to these problems has been conventional chemical pegylation -- the attachment of the large, water-soluble polymer, PEG, directly to the amino acid backbone of the protein. Pegylation may improve the solubility, stability, half-life and immunogenicity profile of a protein drug. Pegylation has been used in marketed drugs, such as PEG-INTRON®, PEGASYS® and Neulasta®.

For some protein drugs, it has been difficult to achieve the benefits of pegylation by the conventional approach of attaching PEG directly to the protein backbone. A possible explanation is that the sites for the attachment of PEG occur at positions where the bulky PEG molecules block access to the active site on the protein or alter the conformation of the protein. This may diminish or eliminate drug activity.

By employing GlycoPEGylation, we are able to attach PEG efficiently and selectively to the carbohydrate structures on proteins, rather than attaching PEG directly to the protein backbone. By linking PEG to carbohydrate structures that are remote from the protein's active site, GlycoPEGylation may preserve the bioactivity of the drug and extend its half-life. We believe that significant clinical benefits may be achieved through the application of our GlycoPEGylation technology to proteins. By using our GlycoPEGylation technology, we have been able to demonstrate with several drug candidates a prolonged drug effect in animals, including drug candidates that have not shown biological activity following chemical pegylation.

Enabling Multiple Expression Systems. In addition to attaching PEG to carbohydrate structures, our enzymes also modify or introduce carbohydrate structures on proteins. We refer to this as our GlycoAdvance® technology. Currently, recombinant glycoprotein drugs are often produced in mammalian cell culture expression systems, primarily Chinese hamster ovary (CHO) cells. Generally, carbohydrates are added to proteins during the process of expression. CHO cells, and many other expression systems used for commercial manufacturing of proteins, tend to produce protein molecules with incomplete or inconsistent carbohydrate structures. In the human body, these incompletely glycosylated proteins may be cleared too rapidly, thus compromising the half-life and effectiveness of these proteins.

Our technology addresses these problems by employing enzymes to modify the carbohydrate structures on proteins that have inadequate carbohydrate structures and to introduce carbohydrate structures on proteins that have none. Proteins may have inadequate carbohydrate structures as a result of the cell expression systems used, or may have no carbohydrate structures in their native state. Our ability to modify or introduce carbohydrate structures allows our GlycoPEGylation technology to be applied to proteins produced in a variety of cell expression systems, including CHO cells, *E. coli*, and insect cells.

GlycoPEGylated Products in Development

There are currently three next-generation therapeutic protein candidates in development using our GlycoPEGylation technology: NE-180, GlycoPEG-GCSF, and a long-acting version of Factor VIIa (GlycoPEG-FVIIa).

NE-180. We are developing NE-180, a long-acting version of EPO that is produced in insect cells. NE-180 is being developed for the treatment of anemia in adult cancer patients with non-myeloid malignancies receiving chemotherapy and for the treatment of anemia associated with chronic kidney disease, including patients on dialysis and patients not on dialysis. During 2006, we completed a Phase I clinical trial for NE-180 in Switzerland. We concluded from that trial that single doses of NE-180, up to 1.5μg/kg, were generally well-tolerated with no serious adverse events and demonstrated potent, dose-dependent erythropoietic activity. The results from the Phase I study support a Phase II program in patients with anemia associated with chronic kidney disease, dosed every four weeks, and in cancer patients receiving chemotherapy, dosed every three weeks.

In January 2007, we received approval from Swissmedic, the Swiss Agency for Therapeutic Products, for the initiation of a Phase II human trial. The Phase II trial is designed as an open label, sequential, ascending dose study to evaluate the safety, tolerability and dose response of NE-180 in cancer patients receiving platinum-based chemotherapy. In

March 2007, we received clearance from the U.S. Food and Drug Administration (FDA) to initiate clinical trials in the U.S. in response to our amended Investigational New Drug application (IND).

EPO is prescribed to stimulate production of red blood cells, and is approved for sale in major markets around the world for the treatment of chemotherapy-induced anemia and anemia associated with chronic renal failure. EPO accounts for more sales worldwide than any other glycoprotein drug. Worldwide sales in the EPO category in 2005 were approximately $11.2 billion. Of these sales, approximately $6.8 billion were in the U.S. and approximately $4.4 billion were outside the U.S.

We believe that the expiration of key patents covering EPO will provide commercial opportunities in time frames consistent with our development timeline. While we expect to pursue early entry opportunities in the U.S., we expect to pursue regulatory and marketing approval first in Europe, where the key patents, along with those in Japan, have expired.

In the U.S., we believe that the key patents surrounding EPO expressed in non-vertebrate systems will expire by the end of 2013, and that the remaining key patents will expire by the end of 2015. Accordingly, we believe that our use of an insect cell expression system will allow NE-180 to enter the U.S. market sooner than EPO products expressed in vertebrate or mammalian cells. In addition, we believe that the use of an insect cell expression system may allow us to enter the U.S. market before even the non-vertebrate patents expire. Some of the issues relevant to the analysis of our freedom to operate in the U.S. are the subject of ongoing litigation between other parties. We continue to monitor these matters, as well as evaluate whether the applicable patent claims would block our entry into the U.S. market prior to expiration. In the meantime, we expect to continue development in the U.S. of NE-180 under the protection of a statutory safe harbor.

GlycoPEG-GCSF. We are developing GlycoPEG-GCSF, a long-acting version of G-CSF, in collaboration with our partner BioGeneriX. In November 2006, BioGeneriX initiated in a Western European jurisdiction the first of two planned Phase I clinical trials for GlycoPEG-GCSF. We expect BioGeneriX to initiate and complete the second Phase I trial during 2007. G-CSF is prescribed to stimulate production of neutrophils (a type of white blood cell), and is approved for sale in major markets around the world for treatment of neutropenia associated with myelosuppressive chemotherapy. Worldwide sales in the G-CSF category in 2005 were approximately $4.0 billion. Of these sales, approximately $2.7 billion were in the U.S. and approximately $1.3 billion were outside the U.S.

We believe that the expiration of key patents covering G-CSF will provide commercial opportunities in a time frame consistent with our development timeline. We expect that regulatory approval for GlycoPEG-GCSF will be sought both in and outside the U.S. We believe that key patents covering G-CSF have expired in Europe, and will expire in the U.S. in late 2013 and in other jurisdictions between these times. We expect BioGeneriX to pursue regulatory and marketing approval for GlycoPEG-GCSF first in Europe.

GlycoPEG-FVIIa (Long-acting rFVIIa). A long-acting form of recombinant Factor VIIa is being developed by our partner, Novo Nordisk, utilizing our GlycoPEGylation technology. In 2006, we successfully completed technical transfer of the process to Novo Nordisk, who performed preclinical pharmacokinetic and pharmacodynamic studies, and conducted other preclinical activities. Novo Nordisk has announced that they plan to initiate Phase I clinical studies in 2007. Factor VIIa is used in the treatment of bleeding episodes and for the prevention of bleeding during surgery or invasive procedures in patients with congenital hemophilia with inhibitors to coagulation factors VIII or IX. The worldwide market for recombinant Factor VIIa was approximately $1 billion in 2006, with all of the sales being generated by Novo Nordisk. Novo Nordisk is also investigating other applications for Factor VIIa, including its use in hemophilia prophylaxis, intracerebral hemorrhage, trauma, traumatic brain injury, and spinal and cardiac surgery.

Partnering And Licensing Program

Currently we have the following collaborations:

BioGeneriX. In 2004, we entered into an agreement with BioGeneriX to use our proprietary GlycoAdvance and GlycoPEGylation technologies to develop a long-acting version of G-CSF. In October 2006, we entered into an amendment of this agreement. Under the agreement, as amended, we and BioGeneriX shared the expenses of preclinical development. BioGeneriX is responsible for supplying the protein and funding the clinical development program and we are responsible for supplying enzyme reagents and sugar nucleotides. As of January 1, 2007, BioGeneriX is responsible for the cost of reagent supply. If we and BioGeneriX proceed to commercialization, we will have commercial rights in the U.S., Canada, Mexico and Japan, and BioGeneriX will have commercial rights in Europe and the rest of the world. Each company has the ability to search for its own marketing partner for its territories and will receive significant royalties on product sales in the other company's territory. Each party has the right, in various circumstances, to terminate the agreement by giving the required notice to the other party, subject to the other party's right to continue working on the development and commercialization of a long-acting version of G-CSF, as provided in the agreement. In addition, we have immediate termination rights, in which case we will have all rights to the product candidate, including supply of protein from BioGeneriX or its contract manufacturer, in the event BioGeneriX does not meet certain Phase I and Phase II diligence requirements. In November 2006, BioGeneriX initiated a Phase I clinical trial for GlycoPEG-CGSF in a Western European jurisdiction, and we expect BioGeneriX to conduct a second Phase I trial during 2007.

In 2005, we entered into a research, co-development and commercialization agreement with BioGeneriX for a GlycoPEGylated erythropoietin made in CHO cells (GlycoPEG-CHO-EPO). We received a non-refundable payment in connection with the execution of this agreement. The agreement provided for us to conduct research on behalf of BioGeneriX for up to 12 months and grant BioGeneriX the right to obtain an exclusive, worldwide license to use our enzymatic technologies to develop and commercialize a long-acting version of the target protein. Under an amendment to the agreement entered into in October 2006, BioGeneriX had until December 31, 2006 to exercise the option. BioGeneriX did not exercise the option and all rights to Neose's GlycoPEGylation technology as it applies to GlycoPEG-CHO-EPO reverted to Neose.

Novo Nordisk. In 2003, we entered into two agreements with Novo Nordisk A/S to use our GlycoPEGylation technology to develop and commercialize next-generation versions of Factors VIIa, VIII and IX, one of which, Factor VIIa, is currently marketed by Novo Nordisk. Under these agreements, we received a $4.3 million upfront fee, and Novo Nordisk funds our research and development activities for these three proteins. We may also receive up to $52 million in development milestones under these agreements, as amended, as well as significant royalties on sales of the licensed products.

In October 2006, we entered into an amended and restated agreement with Novo Nordisk, which supersedes one of the original agreements entered into in November 2003. The amended and restated agreement incorporates the prior amendments to the original agreement and further amends the original agreement to clarify certain terms and conditions related to intellectual property. Under these agreements, as amended, Novo Nordisk's license with respect to each protein continues until the expiration of the last Neose patent covering a licensed product, or until the earlier termination of the applicable agreement. Novo Nordisk has the right to terminate each of the agreements without cause. We have the right to terminate the agreement with respect to Factors VIII and IX if there are no commercial sales of licensed products within a specified period, subject to Novo Nordisk's ability to extend by paying minimum royalties.

Exploratory Research Program

We conduct exploratory research, both independently and with collaborators, on therapeutic candidates, primarily proteins, using our enzymatic technologies. Successful therapeutic candidates may be advanced for development through our own drug development program, our partnering and licensing program, or a combination of the two.

Intellectual Property

Our success depends on our ability to protect and use our intellectual property rights in the continued development and application of our technologies, to operate without infringing the proprietary rights of others, and to prevent others from infringing on our proprietary rights. In connection with our proprietary protein drug program, we have devoted significant resources to investigating the patent protection for currently marketed proteins. We also devote significant resources to obtaining and maintaining patents, and we expect to aggressively enforce our rights if necessary, although we recognize that the scope and validity of patents is never certain.

Our patent strategy has two main components, the pursuit of a patent portfolio protecting our technologies and their anticipated applications, and the evaluation of patent protection for proteins we may target for development.

Patents and Proprietary Rights. We have continued to file patent applications covering new developments in our technologies, including compositions and methods for enzymatically introducing and modifying sugar chains on a multitude of proteins to form stable linkages between a sugar attached to a polypeptide and a water soluble polymer, therapeutic compound, targeting agent, or other biologically active molecule.

In addition to developing our own intellectual property, we have obtained and continue to seek complementary intellectual property from others. We have entered into license agreements with various institutions and individuals for certain patent rights, as well as sponsored research and option agreements for the creation and possible license to us of additional intellectual property rights. We are obligated to pay royalties at varying rates based upon, among other things, levels of revenues from the sale of licensed products under our existing license agreements, and we expect to pay royalties under new license agreements for intellectual property. Generally, these agreements continue for a specified number of years or as long as any licensed patents remain in force, unless the agreements are terminated earlier.

We own 28 issued U.S. patents, and have licensed 78 issued U.S. patents from various institutions. In addition, we own or have licensed over 124 patent applications pending in the U.S. There are also 522 foreign patent applications pending or granted related to our owned and licensed patents. Additionally, we have assigned four issued U.S. patents and seven granted or pending foreign counterparts to Magnolia Nutritionals, our joint venture with McNeil Nutritionals (a subsidiary of Johnson & Johnson).

We recently received five U.S. patents and five Notices of Allowance from the U.S. Patent and Trademark Office from and for our patent applications related to our GlycoConjugation and GlycoPEGylation technologies. The granted U.S. claims broadly cover glycosyl-linked polyethylene glycol conjugates of therapeutic peptides, methods of GlycoConjugating a Factor VIII polypeptide, and GlycoConjugates comprising more than one peptide. These recently granted U.S. patents and U.S. allowances belong to a series of pending patent applications directed toward our broad GlycoConjugation technology platform and proprietary proteins.

Proprietary Protein Drugs. To pursue our strategy of developing proprietary protein drugs, we must ascertain the nature, scope and expiration of existing patent claims covering the proteins we may target for development, and our methods of improving them, such as adding PEG. The patent coverage on these proteins and methods of making them is complex. These patents must be analyzed on a claim-by-claim basis, and we must make decisions based on our analysis of these varied claims. The patents and their expiration dates often vary from the U.S. to Europe to Japan. It is possible that we are unaware of issued patents or pending patent applications that are relevant to our product candidates, either because our search did not find them or because they are not yet publicly available.

In order to market proprietary versions of currently marketed proteins, it is necessary to determine the expiration dates of existing patent claims that could cover a product candidate by analyzing numerous, complex patent claims and, in some cases, judicial opinions. The analysis of patents is subject to different interpretations. Our analysis of the patent coverage surrounding EPO in the U.S. has encouraged us that there may be opportunities to enter the U.S. market with NE-180 sooner than our competitors whose products would have different characteristics or manufacturing processes. If we pursue a strategy of early entry in the U.S., litigation could result, and would be costly regardless of whether we were successful. Litigation could also result in delays in the launch of a product, even if we ultimately were to prevail in the litigation.

Nature of Protection. The nature of patent protection in the pharmaceutical and biotechnology industry is complex, uncertain and unpredictable, and expensive. The patents we seek may not issue, or may issue with a narrower scope than originally sought, and may not be valid or effectively enforceable. Even if our patents are enforceable, enforcement of our patents could be time consuming and expensive. If the claims in our pending patent applications are narrowed prior to issuance, others will have greater opportunity to circumvent or design around our patent protection.

We also have proprietary trade secrets and know-how that are not patentable or that we have chosen to maintain as secret rather than filing for patent protection. We seek to protect our secret information by entering into confidentiality agreements with employees, consultants, licensees, and potential collaboration partners. These agreements generally provide that all confidential information developed by us, or made known by us to the other party, during the relationship shall be kept confidential and may not be disclosed to third parties, except in specific circumstances. Our agreements with employees also provide that inventions made by the employee during the period of employment will be solely owned by us if they are the result of tasks assigned by us or the use of property (including intellectual property) owned or used by us. Our agreements with consultants generally provide that inventions conceived by the consultant while rendering consulting services to us will be our exclusive property.

We are aware of numerous pending and issued U.S. and foreign patent rights and other proprietary rights owned by third parties in fields related to our technologies. We will continue to expend resources to protect our own technology and seek to avoid infringing the technology of others. Patent protection obtained by others may interfere with our ability to obtain patents, or our ability to effectively employ our technologies.

Others may claim that our technology infringes on their patents. Even if successful, the process of defending against such claims could result in substantial costs and delay our ability to commercialize our product candidates that utilize the challenged technology.

Government Regulation

Our research and development activities, the future manufacture of reagents and products incorporating our technologies, and the marketing of these products are subject to regulation for safety and efficacy by numerous governmental authorities in the U.S. and other countries.

Regulation of Pharmaceutical Product Candidates. The research and development, clinical testing, manufacture and marketing of products using our technologies are subject to regulation by the FDA and by comparable regulatory agencies in other countries. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources. We anticipate that the development of our next-generation proprietary proteins will involve a traditional development program, including clinical trials.

After laboratory analysis and preclinical testing in animals, a regulatory filing is required to be submitted to the appropriate authorities before human testing may begin. In the U.S., an IND filing is made to the FDA. In Europe, a Clinical Trial Application, including an Investigational Medicinal Product Dossier (IMPD) in a country requiring adherence to guidance of the European Agency for the Evaluation of Medicinal Products (EMEA), or other country-specific filing, such as is the case in Switzerland, is submitted to the national health authority (Competent Authority) in each country in which a clinical trial is planned. Typically, a sequential three-phase human clinical testing program is then undertaken, but the phases may overlap or be combined. Certain phases may not be necessary for a particular product. Each clinical study is conducted according to an approved protocol after written approval is obtained from an independent Institutional Review Board (IRB) in the U.S, or Independent Ethics Committee (IEC) in Europe. During Phase I, small clinical trials are conducted to determine the safety of the product in healthy volunteers. During Phase II, clinical trials are expanded in size and are conducted to assess safety, establish an acceptable dose, and gain preliminary evidence of the efficacy of the product in a subset of the target population. During Phase III, clinical trials are further expanded in size and conducted to obtain sufficient data to establish statistically significant proof of safety and efficacy in the target population. The time and expense required to perform this clinical testing vary and can be substantial. The results of the non-clinical and clinical testing of a biological pharmaceutical product are then submitted to the appropriate authority in the form of a Biologics License Application (BLA), or New Drug Application (NDA) in the U.S., or a Marketing Authorization Application (MAA) or equivalent in Europe. If the application contains all pertinent information and data, the appropriate regulatory authority will formally accept the file for review. In responding to this filing, the regulatory authority may grant marketing approval, request additional information, or deny the application.

No action may be taken to market any new drug or biologic product in either the U.S. or Europe until an appropriate marketing application has been approved by the responsible regulatory authority. Even after initial regulatory approval is obtained, further clinical trials may be required to provide additional data on safety and effectiveness or to gain clearance for the use of a product as a treatment for indications other than those initially approved. Side effects or adverse events that are reported during clinical trials may delay, impede, or prevent marketing approval. Similarly, adverse events that are reported after obtaining marketing approval may result in additional limitations being placed on the use of a product and, potentially, withdrawal of the product from the market.

The regulatory requirements and approval processes of countries in Europe (including Switzerland, where we conducted the Phase I clinical trial for NE-180) are similar to, but not the same as, those in the U.S. The European clinical trials are being performed in a manner consistent with FDA requirements, which would potentially allow the data generated from the European trials to be used to support an IND or NDA in the United States.

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities, and processes used in the manufacture and control of products prior to providing approval to market a product. Among other conditions for marketing approval in the U.S., the prospective manufacturer's quality control and manufacturing procedures must conform on an ongoing basis with current Good Manufacturing Practices (cGMP). Before granting marketing approval, the FDA will perform a pre-licensing inspection of the facility to determine its compliance with cGMP and other rules and regulations. In complying with cGMP, manufacturers must continue to expend time, money and effort in the area of production, training and quality control to ensure full compliance. After approval of a BLA or NDA, manufacturers are subject to periodic inspections by the FDA. If, as a result of FDA inspections relating to our products or reagents, the FDA determines that equipment, facilities, or processes do not comply with applicable FDA regulations or conditions of product approval, the FDA may seek civil, criminal, or administrative sanctions and remedies against us, such as the suspension of manufacturing operations, the seizure of products, and the suspension of sales of our products.

Products manufactured in the U.S. for distribution abroad are subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. Products distributed to European countries that are members of the EU are also subject to EU regulations. The requirements of the EU and foreign countries generally cover the conduct of clinical trials, the submission, review and approval of marketing applications, and all aspects of product manufacture and marketing. These requirements may vary significantly from country to country.

We expect to enter into agreements with third parties for the manufacture of enzymes, sugar nucleotides and other reagents that are used in the production of next-generation GlycoPEGylated protein therapeutics using our technology. Any third parties we contract with will be subject to substantially the same regulatory requirements as we are with regard to the items they manufacture for us.

Other Regulations Affecting our Business. We are subject to various other laws and regulations, such as those relating to safe working conditions, employee relations, employee benefits, the environment (including the use and disposal of hazardous or potentially hazardous substances), antitrust and international trade, securities law and taxation. We endeavor to comply with applicable laws and regulations. However, we recognize that this is a complex and expensive process, and that we cannot predict when changes will occur or whether they would have a material adverse effect on our operations.

We contract with third parties for supplies and services that are critical to our business. These third parties are also subject to government regulation. The failure of any of these third parties to comply with applicable laws and regulations could cause substantial delays to our drug development timelines and have a material adverse effect on our operations.

Third-Party Reimbursement. Our ability and the ability of each of our collaborators to successfully commercialize drug products may depend in part on the extent to which coverage and reimbursement for the cost of such products will be available from government health administration authorities, private health insurers, and other organizations. Uncertainty continues within the pharmaceutical and biotechnology industries as to the reimbursement status of new therapeutic products, and we cannot be sure that third-party reimbursement would be available for any therapeutic products that we or our collaborators may develop. Healthcare reform, especially as it relates to prescription drugs, is an area of increasing attention and a priority of many governmental officials.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and significant competition. Our competitors include pharmaceutical and biotechnology companies. In addition, many specialized biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with our current and future product candidates and technologies. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize competitive products or technologies on their own or through collaborations with pharmaceutical and biotechnology companies.

First-Generation EPO and G-CSF Products. In the U.S., first-generation EPO products are marketed by Amgen as Epogen® for kidney disease and Ortho Biotech as Procrit® for cancer-related anemia. In Europe, Ortho Biotech's Eprex® and Roche's NeoRecormon® are marketed for both kidney and cancer indications. In Japan, Amgen's and Roche's products are sold respectively by Kirin Brewery (ESPO®) and Chugai (Epogin®) for kidney disease. 2005 worldwide sales of these first generation EPO products were approximately $8.0 billion. Shire's Dynepo™ was approved for marketing in the European Union, and has been launched in Germany.

First-generation G-CSF products are marketed in the U.S. and Europe by Amgen as Neupogen®, in Europe by Sanofi Aventis as Granocyte®, and in Japan by Kirin Brewery (GRAN®), Chugai (Neutrogin®) and Kyowa Hakko Kogyo (Neu-up®). 2005 worldwide sales of these first generation G-CSF products were approximately $1.7 billion.

Competitive Next-Generation EPO and G-CSF Products. Other companies have programs focused on developing next-generation or improved versions of EPO and G-CSF, and some are already marketing improved versions of these products.

Amgen currently markets Aranesp®, its improved version of EPO, which has a longer circulating half-life than Amgen's first-generation EPO product, Epogen. Amgen launched Aranesp in the last quarter of 2001 and has reported that global sales of Aranesp were approximately $4.1 billion during 2006. Roche is developing an improved EPO known as Mircera. In April 2006, Roche filed a BLA with the FDA and EMEA for certain renal indications for Mircera. Roche has indicated that it plans to seek regulatory approval for cancer-related anemia indications in 2009. In late 2005, Amgen filed a lawsuit against Roche alleging that Mircera infringes on Amgen's patents. Besides Amgen, Ortho Biotech and Roche, other companies are applying their technologies to develop improved EPO compounds. Syntonix (which announced in January

2007 that it has signed a definitive agreement to be acquired by Biogen Idec) has tested its EPO-Fc fusion protein in a Phase I proof-of-principle study and has announced it is developing a different candidate. Fibrogen is developing FG-2216 and FG-4592, its small molecule promoter of endogenous EPO, which are in Phase II and Phase I respectively. Affymax is developing Hematide, its synthetic EPO-like peptide, which is currently in Phase II.

Amgen currently markets Neulasta®, which is a modified version of its original G-CSF product, Neupogen®. Neulasta is a chemically pegylated compound, with a longer circulating half-life than Neupogen. Amgen launched Neulasta in the first quarter of 2002 and has reported that global sales of Neulasta were approximately $2.3 billion during 2005. Other companies are also applying their technologies to develop long-acting competitors to G-CSF.

Next-Generation Protein Development. We are aware that other companies are working on the development of other next-generation protein therapeutics to which we are also applying our technology. Our product candidates will face competition from products already established in the marketplace and new therapies that may be developed by our competitors or may result from advances in biotechnology or other fields.

Follow-on Biologics (Biogenerics). Several companies are pursuing the opportunity to develop and commercialize follow-on versions of currently marketed biologic products, including EPO, G-CSF and others. These companies include Novartis (Sandoz), BioGeneriX, Stada (Bioceuticals), BioPartners, Teva Sicor USA and Pliva (which has been acquired by Barr Pharmaceuticals). In the U.S. and Japan, a clear development and regulatory path does not currently exist for biologic products that are, or soon will be, off-patent, although a bill was recently introduced in the U.S. Senate to authorize the FDA to approve generic versions of biologics. In Europe, the first guidelines regarding the quality, preclinical and clinical development of follow-on biologics was adopted in September 2005.

Research and Development Services. Although we are focused on the development of proprietary protein drugs, we also use our GlycoPEGylation technology to provide collaborative research services and product improvement opportunities to other pharmaceutical and biotechnology companies. These services may compete with efforts within these companies to improve therapeutic protein profiles and expression, and with services provided by other companies to improve proteins, such as chemical pegylation technology.

Manufacturing

We used our former Witmer Road pilot manufacturing facility (Witmer Road Facility), which we sold in September 2006, to develop manufacturing processes for NE-180, enzyme reagents and key sugar nucleotides (including our sugar-PEG nucleotides). We manufactured NE-180 in sufficient quantities to meet the needs of our expected preclinical development and early clinical trials. In 2006, we began to engage third-party contract manufacturing organizations (CMOs) to supply NE-180, enzyme reagents and sugar nucleotides for late Phase II and Phase III clinical development.

Our partners currently manufacture or otherwise provide the native proteins that are subsequently remodeled using GlycoPEGylation and will incorporate the remodeling processes at their facilities. Our supply chain obligations, outside of NE-180, are therefore confined to the supply of enzyme reagents and sugar nucleotides. We use CMOs for the supply of our enzyme reagents and sugar nucleotides, except those that are available commercially.

Marketing, Distribution, and Sales

We intend to capitalize on the significant experience and resources of our collaborative partners to commercialize proprietary products made using our technologies. These partners generally would be responsible for much of the development, regulatory approval, sales, marketing, and distribution activities for products incorporating our technologies. However, we intend to retain some commercial rights to some proteins in select territories, as we did in our collaboration with BioGeneriX. If we commercialize any products on our own, we will have to establish or contract for regulatory, sales, marketing, and distribution capabilities, and we may have to supplement our development capabilities. The marketing, advertising, and promotion of any product manufactured using our technology would be subject to regulation by the FDA or other governmental agencies.

Employees

As of December 31, 2006, we employed 78 individuals, consisting of 59 employees engaged in research and development activities, and 19 employees devoted to corporate and administrative activities. None of our employees is covered by collective bargaining agreements. We believe we have good relations with our employees.

Restructurings and Employee Severance Costs

In March 2007, we initiated a restructuring of operations designed to allow for significantly higher clinical development costs for NE-180, while keeping anticipated 2007 net cash spending consistent with 2006 levels. The restructuring, which will be implemented over the next few months, will result in a workforce reduction of approximately 40%. We estimate that we will incur cash restructuring costs of approximately $1.0 million, most of which will be reflected in our operating results during the first half of 2007. We have not yet determined if we will incur any contract termination or non-cash impairment charges in connection with the restructuring.

In September 2006, we implemented a restructuring of operations in connection with the sale of the Witmer Road Facility. The employee severance costs incurred for this restructuring were payable pursuant to an employee severance plan established in August 2005. Therefore, these costs did not meet the definition for classification as a restructuring charge on our Statements of Operations. Our net loss for the year ended December 31, 2006 included $0.7 million of employee severance costs related to this restructuring, of which $0.6 million was included in research and development expenses and $0.1 million was included in general and administrative expenses.

In August 2005, we implemented a restructuring of operations to enable an enhanced focus on next-generation proteins, to allow for the transfer of production of proteins and reagents to our collaborative partners and CMOs, and to reduce cash burn. Our net loss for 2005 included $14.2 million of charges related to this restructuring, including $13.2 million of non-cash property and equipment impairment charges, most of which related to the Witmer Road Facility and related equipment, and $1.0 million of payments for employee severance and costs to close our leased facility in San Diego, California.

Internet Address and Securities Exchange Act Filings

Our internet address is www.neose.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make these reports and amendments available on our website as soon as practicable after filing them electronically with, or furnishing them to, the Securities and Exchange Commission (SEC).

ITEM 1A. RISK FACTORS.

Financial Risks

We require additional capital to fund our operations. Any additional financing could result in equity dilution.

To date, we have funded our operations primarily through proceeds from the public and private placements of equity securities. We have also funded our operations to a lesser extent from proceeds from the sale of the Witmer Road Facility, property and equipment financing, interest earned on investments, corporate collaborations, and the sale of investments. In March 2007, we sold 21.4 million shares of our common stock and warrants to purchase 9.6 million shares of common stock through a private placement at a price of $2.02 per unit, generating net proceeds of approximately $40.5 million. The warrants have a five-year term and an exercise price of $1.96 per share. We believe that our existing cash and cash equivalents (including the net proceeds from our March 2007 financing), expected proceeds from collaborations and license arrangements, and interest income should be sufficient to meet our operating and capital requirements at least through the second quarter of 2008, although changes in our collaborative relationships or our business, whether or not initiated by us, may affect the rate at which we deplete our cash and cash equivalents. Our present and future capital requirements depend on many factors, including:

- level of research and development investment required to develop our therapeutic proteins, and maintain and improve our technology position;
- the costs of process development and scale-up of proteins and reagents for research, development and at commercial scale;
- the results of non-clinical and clinical testing, which can be unpredictable in drug development;
- the time and costs involved in obtaining regulatory approvals;

- changes in product candidate development plans needed to address any difficulties that may arise in process development, scale-up, manufacturing, non-clinical activities, clinical studies or commercialization;
- our ability to enter into new agreements with collaborators and to extend or maintain our existing collaborations, and the terms of these agreements;
- the timing of milestone and royalty payments from our collaborators;
- the costs of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights, and the costs of investigating patents that might block us from developing potential drug candidates;
- the costs of recruiting and retaining qualified personnel;
- the timing, willingness, and ability of our collaborators to commercialize products incorporating our technologies;
- our need or decision to acquire or license complementary technologies or new drug targets; and
- the evolution of the competitive landscape.

We will require significant amounts of additional capital in the future, and we do not have any assurance that funding will be available when we need it on terms that we find favorable, if at all. We may seek to raise these funds through public or private equity offerings, debt financings, credit facilities, or corporate collaborations and licensing arrangements. In addition, the investors in our March 2007 financing have the right to participate in future capital raising transactions by us until June 2008. The existence of this participation right may reduce or diminish our ability to establish terms with respect to, or enter into, any capital raising transaction with parties other than those investors until this participation right expires in June 2008.

If we raise additional capital by issuing equity securities, our existing stockholders' percentage ownership will be reduced and they may experience substantial dilution. We may also issue equity securities that provide for rights, preference and privileges senior to those of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our technologies or drug candidates, or to grant licenses on terms that are not favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products and technologies, and otherwise respond to competitive pressures could be significantly delayed or limited, and we may need to downsize or halt our operations.

We have a history of losses, and we may incur continued losses for some time.

We have incurred losses each year of our existence, including net losses of $27.1 million for the year ended December 31, 2006, $51.8 million for the year ended December 31, 2005, and $41.6 million for the year ended December 31, 2004. Given our planned level of operating expenses, we expect to continue incurring losses for some time. As of December 31, 2006, we had an accumulated deficit of $266.3 million. To date, we have derived substantially all of our revenue from corporate collaborations, license agreements, and investments. We expect that substantially all of our revenue for the foreseeable future will result from these sources and from the licensing of our technologies. We also expect to spend significant amounts to expand research and development on our proprietary drug candidates and technologies, maintain and expand our intellectual property position, and expand our business development and commercialization efforts. Our level of operating expenditures will vary depending upon the stage of development of our proprietary proteins and the number and nature of our collaborations. We may continue to incur substantial losses even if our revenues increase.

We have not yet commercialized any products or technologies, and we may never become profitable.

We have not yet commercialized any products or technologies, and we may never be able to do so. Since we began operations in 1990, we have not generated any revenues, except from corporate collaborations, license agreements, and investments. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance. The degree of market acceptance of these products will depend on a number of factors, including:

- the timing of regulatory approvals in the countries, and for the uses, we seek;
- the competitive environment;
- the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products;
- the adequacy and success of distribution, sales and marketing efforts; and
- the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products or products incorporating our technologies. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we or our collaborators successfully develop one or more products that incorporate our technologies, we may not become profitable.

If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. Such estimates and judgments include the carrying value of our property, equipment and intangible assets, revenue recognition and the value of certain liabilities. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, these estimates and judgments, or the assumptions underlying them, may change over time, which could require us to restate some of our previously reported financial information. A restatement of previously reported financial information could cause our stock price to decline and could subject us to securities litigation. For a further discussion of the estimates and judgments that we make and the critical accounting policies that affect these estimates and judgments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" elsewhere in this annual report on Form 10-K.

Risks Related to Development of Products and Technologies

We may be unable to develop next-generation therapeutic proteins.

We are seeking to use our enzymatic technologies to develop proprietary next-generation proteins, generally in collaboration with a partner. The development of protein drugs involves a range of special challenges at various stages of the process.

In the preclinical phase of product development, we and our partners will face several potential problems, including producing or obtaining supplies of the protein on commercially reasonable terms, successfully modifying the protein using our enzymatic technologies, and achieving adequate yields of the next-generation protein. Even if a protein development program appears to be proceeding well in the early phases, a product candidate may fail in clinical trials for several reasons, such as results indicating that the product candidate is less effective than desired (e.g., the trial failed to meet its primary objectives) or that it has harmful or problematic side effects. If clinical trials are successful, it is possible that problems may arise later during commercialization. For example, we are aware that certain marketed EPO products were associated with pure red cell aplasia that arose after marketing authorization. This highlights the fact that even after a product is approved for marketing, problems may arise that can negatively affect sales and increase costs.

Our failure to solve any of these problems could delay or prevent the commercialization of products incorporating our technologies and could negatively impact our business.

Non-clinical and clinical trial results for our products may not be favorable.

In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both non-clinical studies and human clinical trials that demonstrate the product is safe and effective for the use for which we are seeking approval. We may suffer significant setbacks in clinical trials, even after promising results in earlier trials. For example, Phase II activity may not replicate Phase I results or Phase III efficacy data may not replicate Phase II data. Adverse results from studies, including clinical trials, could have a negative effect on our ability to obtain the approval of the FDA or other regulatory agencies.

We and our collaboration partners also may not be permitted to undertake or continue clinical trials for any of our product candidates in the future or may otherwise be unable to do so because acceptable candidates to participate in such trials are unavailable. Even if we or our collaboration partners are able to conduct such trials, we or our collaboration partners may not be able to demonstrate satisfactorily that the products are safe and effective and thus qualify for the regulatory approvals necessary to commercialize them.

Safety and efficacy results from non-clinical studies involving animals and other models and from early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations, and, moreover, may not always be representative of results obtained while marketing an approved drug, particularly with regard to safety.

Unfavorable results of clinical trials conducted by our competitors or other biotechnology companies may also adversely affect our ability to gain regulatory approval of our product candidates by increasing government scrutiny of our clinical trials and reducing the number of treatments receiving approval from the FDA. Government and public concerns over safety issues associated with pharmaceutical and biological products could potentially result in termination of clinical trials on entire classes of drug candidates, lengthen the trial process and increase costs relating to certain drug categories, and/or expand the safety labeling for approved products. For example, we are aware that the FDA has scheduled a meeting of the Oncologic Drugs Advisory Committee (ODAC) for May 2007 to review the safety of erythropoiesis-stimulating agents (ESAs) based on the results of recent clinical studies. Invitees to the meeting include Amgen Inc. and Ortho Biotech Products, L.P., who market Aranesp® and Procrit®, respectively. On March 9, 2007, the FDA announced revised product labeling for ESAs, including updated warnings, a new boxed warning and modifications to dosing instructions. The changes in product labeling and the outcome of the ODAC meeting, which could include further revisions to labeling, could adversely affect the conduct of the clinical trials or commercialization opportunities for our drug candidates, although we cannot speculate at this time on the impact to us or the ESA drug category in general.

We depend on third parties to conduct our clinical trials.

We are highly dependent on third parties to conduct our clinical trials. We contract with these third parties, generally referred to as clinical research organizations or CROs, to oversee the operations of such clinical trials and to perform data collection and analysis, including finding investigators to conduct the clinical study; encouraging patient enrollment in the study; collecting the data and entering the data into computer systems; cleaning, outputting and analyzing the data from the study; and writing the Clinical Study Report(s). We are subject to the risk that these third parties could fail to perform their obligations properly, in a timely fashion, and/or in compliance with applicable FDA and other governmental regulations. The failure of any of these third parties to perform all of their obligations to us could substantially delay our development efforts, and delay or prevent regulatory approval of our product candidates.

Our clinical trials may be delayed.

One potential cause of a delay in product development is a delay in clinical trials. Many factors could delay clinical trials, including, without limitation:

- the failure to obtain or maintain regulatory clearance to conduct clinical trials;
- insufficient supplies of clinical trial materials;
- slow rate of patient enrollment and early discontinuation of patient participation;
- adverse events occurring during clinical trials;
- adverse results from non-clinical studies; and
- changes in regulatory requirements.

Proteins are uniquely susceptible to neutralizing antibodies that could result in diminished efficacy of our products.

Proteins that are foreign to a living body often provoke an immune response. Protein drugs produced by recombinant technology, even though they have the same primary amino acid sequence as a native human protein, sometimes provoke formation of antibodies that bind to the protein drug. Some such antibodies bind so as to prevent the protein drug from engaging its receptor, and thus neutralize the drug activity of the protein. Furthermore, neutralizing antibodies provoked by administration of a protein drug may react with endogenous proteins whose natural activity the drug was intended to supplement, thereby inducing a total lack of both therapeutic and natural activities in the patient. Such a condition can prove fatal. We will not know if the proteins we develop as product candidates will provoke neutralizing antibody responses in humans until they are evaluated in clinical trials. It is possible that our product candidates may be rendered ineffective for the therapeutic purpose for which they are intended or could induce harm to patients because of the neutralizing effect of antibodies to endogenous proteins in humans in response to our proteins.

Additionally, all protein drugs expressed by recombinant technology retain some trace of contaminating proteins from the host cells used to express the protein drug. These host cell proteins may increase the chances of an immunogenic response that could diminish the therapeutic efficacy of the protein. Our GlycoAdvance technology enables the use of protein drugs produced in insect cells, an expression system which has certain technical advantages in enabling the application of our technology to this protein, but for which no product to date has received marketing authorization in the U.S. or Europe. It is possible that NE-180 may be rendered ineffective for the therapeutic purpose for which it is intended because of the neutralizing effects of antibodies provoked by the presence of trace amounts of insect cell proteins in our drug preparations.

We have no commercial manufacturing capability and rely on third parties to manufacture our product candidates and the materials used to make them.

Completion of our clinical trials and commercialization of our product candidates require access to, or the development of, facilities to manufacture a sufficient supply of our proteins, enzymes, sugar nucleotides and other reagents needed to produce and commercialize our technologies. Since we currently have no manufacturing capability of our own, we are highly dependent on contract manufacturers to produce these materials for us for non-clinical, clinical and/or commercial purposes. Our success depends on our ability to have these compounds manufactured on a commercial scale or to obtain commercial quantities, in either case, at reasonable cost. We may not be able to procure sufficient quantities of the products we develop to meet our needs for non-clinical or clinical development or commercialization. We may compete with other parties for access to manufacturing facilities and suitable alternatives may be unavailable to us. As a result, our products candidates may suffer delays in manufacture if our CMOs give other products greater priority than our product candidates. It is time-consuming and expensive to change contract manufacturers for pharmaceutical products, particularly when the products are under regulatory review in a New Drug Application (NDA) process. If we fail to maintain essential manufacturing and service relationships, we may not be able to replace an important CMO or to develop our own manufacturing capabilities, either of which could impede our ability to obtain regulatory approval for our products candidates and delay or prevent our product development and commercialization. If we do find replacement CMOs, we may not be able to enter into agreements with them on terms and conditions favorable to us and, there could be a considerable delay before a new facility could be qualified and registered with the appropriate authorities. If we encounter delays or difficulties in connection with manufacturing, commercialization of our products and technologies could be delayed, we could breach our obligations under our collaborative agreements and we could have difficulty obtaining necessary financing.

The manufacture of our product candidates is a complex and highly-regulated process. If any of our CMOs encounters problems manufacturing materials for us, our business could suffer.

The FDA and foreign regulators require manufacturers to register manufacturing facilities. The FDA and foreign regulators also inspect these facilities to confirm compliance with current Good Manufacturing Practices (cGMP) or similar requirements that the FDA or foreign regulators establish. The manufacture of products and key reagents at any facility will be subject to strict quality control, testing, and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Ultimately, we, our CMOs, or other suppliers may not meet these requirements. Our CMOs may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or they may not be able to maintain compliance with the FDA's cGMP requirements, or those of foreign regulators, necessary to continue manufacturing our product candidates and materials. Any failure to comply with cGMP requirements or other FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to market and develop our products candidates.

We face challenges unique to proteins.

We and the third parties with whom we contract to manufacture our proteins face the significant, normal scale-up risks associated with protein manufacturing: proteins are difficult to produce; it is difficult to scale up protein manufacturing processes; and it is expensive to produce proteins. We also face special risks in connection with our first product, NE-180, an EPO protein. Our success with this program will depend on our ability to have this protein manufactured, at commercial scale, in the insect cell expression system (the production source of NE-180), by a collaborator or supplier. We do not know if we will be able to locate a CMO outside of the U.S. that will be able to manufacture this protein at commercial scale and on economically feasible terms. To our knowledge, no therapeutic protein produced in this expression system has yet received marketing authorization in the U.S. or Europe, which means that we may face previously unidentified problems resulting from the use of this expression system and related regulatory challenges.

Our long-term success depends upon our ability to develop, receive regulatory approval for and commercialize drug product candidates.

All of our product candidates are in the development stage and have not received regulatory approval, an important requirement to the commercialization of any product candidate. If we or our collaboration partners fail to complete the development, receive regulatory approvals for and/or commercialize our product candidates, we will not be able to generate revenues from the sale of products resulting from our product candidates. As we or our collaboration partners continue our product development, there is a high risk that testing will demonstrate that our product candidates are not suitable for commercialization, either because they are unsafe, inefficient, or too costly to manufacture, or because third party competitors market a more clinically effective, safer, or more cost-effective product

Moreover, even if we believe that the clinical data demonstrates the safety and efficacy of a product candidate, regulators may disagree with us, and we could be delayed, limited or prevented from obtaining the required regulatory approval of such product candidate. In addition, regulatory approval may take longer than we expected. Although we have received approval from Swissmedic for the initiation of a Phase II human trial for NE-180, the FDA or foreign regulators could at any point forbid us to initiate or continue testing of our product candidates in human clinical trials. There is also the risk that one of our product candidates is later discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims.

If we or our collaboration partners are unable to successfully develop and commercialize our product candidates, we will not have a sufficient source of revenue. Moreover, the failure of one or more of our product candidates in clinical development could harm our ability to raise additional capital.

Our ability to enter into new collaborations and to achieve success under existing collaborations is uncertain.

A material component of our business strategy is to establish and maintain collaborative arrangements with third parties to co-develop our products and to commercialize products made using our technologies. We also intend to establish collaborative relationships to obtain domestic or international sales, marketing and distribution capabilities for product candidates receiving regulatory approval. In fact, it is very likely that we will require a partner to develop our first product, NE-180, beyond the Phase II clinical trial stage given the scale and cost associated with late-stage clinical development. We currently have collaborative agreements with Novo Nordisk, BioGeneriX and MacroGenics, Inc. We anticipate that substantially all of our revenues during the next several years will continue to be generated from collaboration or license agreements.

The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Our partnering strategy entails many risks, including:

- we may be unsuccessful in entering into or maintaining collaborative agreements for the co-development of our products or the commercialization of products incorporating our technologies;
- we may not be successful in applying our technologies to the needs of our collaborative partners;
- our collaborators may not be successful in, or may not remain committed to co-developing our products or commercializing products incorporating our technologies;
- our collaborators may seek to develop other proprietary alternatives to our products or technologies;

- our collaborators may not commit sufficient resources to incorporating our technologies into their products;
- our collaborators are not obligated to market or commercialize our products or products incorporating our technologies, and they are not required to achieve any specific commercialization schedule;
- our collaborative agreements may be terminated by our partners on short notice; and
- continued consolidation in our target markets may limit our ability to enter into collaboration agreements, or may result in terminations of existing collaborations.

Furthermore, even if we do establish collaborative relationships, it may be difficult for us to maintain or perform under such collaboration arrangements, as our funding resources may be limited or our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, or other reasons. If we or any collaborator fails to fulfill any responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated. It may also become necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. Further, if we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

We may be exposed to product liability and related risks.

The use in humans of compounds developed by us or incorporating our technologies may result in product liability claims. Product liability claims can be expensive to defend, and may result in large settlements of claims or judgments against us. Even if a product liability claim is not successful, the adverse publicity, time, and expense involved in defending such a claim may interfere with our business. We may not be able to obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Risks Related to Intellectual Property

Blocking patents or claims of infringement may stop or delay the development of our proprietary products.

Our commercial success depends in part on avoiding claims of infringement of the patents or proprietary rights of third parties. We have devoted significant resources to investigating the patent protection surrounding the proteins that are the subject of our development programs. The numerous patents, each with multiple claims, may be difficult to uncover and interpret, leading to uncertainty about our freedom to operate. It is possible that we will not be aware of issued patents or pending patent applications that are relevant to our product candidates because our searches do not find them, or pending patent applications because they are not yet publicly available. Our interpretation of patents could be challenged, leading to litigation, and we could face claims of infringement of rights of which we are unaware.

There have been significant litigation and interference proceedings regarding patent rights, and the patent situation regarding particular products is often complex and uncertain. For example, with respect to EPO, the target of our first development program, the status of issued patents is currently being litigated by others and these patents could delay our ability to market a long-acting EPO in the U.S. As we proceed with this program and other targets, we may face uncertainty and litigation could result, which could lead to liability for damages, prevent our development and commercialization efforts, and divert resources from our business strategy.

The cost of any litigation challenging our right to pursue our target proteins or technologies could be substantial. Others seeking to develop next-generation versions of proteins, or the holders of patents on our target proteins, may have greater financial resources, making them better able to bear the cost of litigation. In particular, one company that produces products that will likely be in direct competition with our current product candidates has aggressively defended the patents related to its products and this could increase the likelihood of litigation or the cost of litigation. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to develop, manufacture, and market products, form strategic alliances, and compete in the marketplace.

Third parties from time to time may assert that we are infringing their patents, trade secrets or know-how. In addition, patents may issue in the future to third parties that our technology may infringe. We could incur substantial costs in defending ourselves and our partners against any such claims. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability or our partners' ability to further develop or commercialize some or all of our products or technologies in the U.S. and abroad, and could result in the award of substantial damages. If we are found to infringe, we may be required to obtain one or more licenses from third parties or be unable to proceed. There can be no assurance that we will be able to obtain such licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any such required license could have a material adverse effect on us.

The failure to obtain, maintain or protect patents and other intellectual property could impact our ability to compete effectively.

To compete effectively, we need to develop and maintain a proprietary position with regard to our own technologies, products and business. We are seeking to develop patent protection for therapeutic proteins that include numerous claims for composition of matter, methods of use, and methods of making. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection in the U.S. and other countries for our proprietary rights in our core technologies and products made using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

- the pending patent applications we have filed, or to which we have exclusive rights, may not result in issued patents, or may take longer than we expect to result in issued patents;
- we may be subject to interference proceedings;
- we may be subject to opposition proceedings in foreign countries;
- the claims of any patents that are issued may not provide meaningful protection;
- we may not be able to develop additional proprietary technologies that are patentable;
- the patents licensed or issued to us or our customers may not provide a competitive advantage;
- other companies may challenge patents licensed or issued to us or our customers;
- other companies may independently develop similar or alternative technologies, or duplicate our technologies;
- other companies may design around technologies we have licensed or developed; and
- enforcement of patents is complex, uncertain and expensive.

We cannot be certain that patents will be issued as a result of any of our pending applications, and we cannot be certain that any of our issued patents will give us adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions. In the event that another party has also filed a patent application relating to an invention claimed by us, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome were favorable to us. It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so. Furthermore, patent protection available to us may vary in different jurisdictions. In particular, the laws in some countries provide little patent protection.

The cost to us of any patent litigation or other proceeding relating to our patents or applications, even if resolved in our favor, could be substantial. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. If we are unable to effectively enforce our proprietary rights, or if we are found to infringe the rights of others, we may be in breach of our license agreements with our partners.

In addition to patents and patent applications, we depend upon trade secrets and proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors, and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We require our employees and consultants to disclose and assign to us their ideas, developments, discoveries, and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure.

We may have to develop or license alternative technologies if we are unable to maintain or obtain key technology from third parties.

We have licensed patents and patent applications from a number of institutions. Some of our proprietary rights have been licensed to us under agreements that have performance requirements or other contingencies. The failure to comply with these provisions could lead to termination or modifications of our rights to these licenses. Additionally, we may need to obtain additional licenses to patents or other proprietary rights from other parties to facilitate development of our proprietary technology base. The ownership of patents exclusively licensed to us may be subject to challenge if inventorship was not adequately investigated and represented. If our existing licenses are terminated or if we are unable to obtain such additional licenses on acceptable terms, our ability to perform our own research and development and to comply with our obligations under our collaborative agreements may be delayed while we seek to develop or license alternative technologies.

Risks Related to Competition

Our competitors may develop better or more successful products.

Our business is characterized by extensive research efforts and rapid technological progress. New developments in molecular biology, medicinal chemistry and other fields of biology and chemistry are expected to continue at a rapid pace in both industry and academia. Our potential competitors include both public and private pharmaceutical and biotechnology companies, as well as academic institutions, governmental agencies and other public and private research organizations that are also conducting research activities and seeking patent protection.

A number of these competitors are working on the development of next-generation protein therapeutics. Some companies have programs focused on developing next-generation or improved versions of EPO and G-CSF, and some are already marketing improved versions of these products. These companies include Amgen, Ortho Biotech (Johnson & Johnson), Roche, Shire, Maxygen, Fibrogen, Affymax, CoGenesys and Syntonix. Other companies are active in this area, and we expect that competition will increase.

In addition, we may compete with companies commercializing first-generation protein therapeutics, as a result of pricing practices or reimbursement limitations. Even if we succeed in developing and marketing products that have significant advantages over first-generation products, if first-generation products are available at a lower out-of-pocket cost to the consumer, health-care providers and consumers may choose first-generation products instead of next-generation versions.

Compared to us, many of our likely and potential competitors have more:

- financial, scientific and technical resources;
- product development, manufacturing and marketing capabilities;
- experience conducting non-clinical studies and clinical trials of new products; and
- experience in obtaining regulatory approvals for products.

Competitors may succeed in developing products and technologies that are more effective or less costly than ours and that would render our products or technologies, or both, obsolete or noncompetitive. We know that other companies with substantial resources are working on the development of next-generation proteins, and they may achieve better results in enzymatically modifying our target proteins or the target proteins of our potential collaborators.

Competitors also may prove to be more successful in designing, manufacturing and marketing products. If we are successful in developing our own drug candidates or versions of drugs that are no longer patented, we will compete with other drug manufacturers for market share. If we are unable to compete successfully, our commercial opportunities will be diminished.

In addition, while there is no proven abbreviated regulatory pathway for follow-on biologics, this possibility is under discussion in the U.S. and other jurisdictions and has been adopted in part in Europe. A bill has recently been introduced in the U.S. Senate to authorize the FDA to approve generic versions of biologics. If an abbreviated regulatory process is adopted for the approval of follow-on biologics in any major market, competition could increase in related segments of the therapeutic protein market.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel, including our research and development team. The advancement of our business is dependent upon our management team's ability to evaluate collaboration opportunities and on their ability to focus our company's efforts. Our anticipated research and development efforts will require additional expertise and the addition of new qualified personnel.

There is intense competition for qualified management and research and development personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, could harm our research and development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues. We do not maintain "key person" life insurance on any of our employees.

Risks Related to Government Regulation

We are subject to extensive government regulation, and we or our collaborators may not obtain necessary regulatory approvals or may encounter long delays and large expenditures in obtaining such approvals.

The research, development, manufacture and control, marketing, and sale of our reagents and product candidates manufactured using our technologies are subject to significant, but varying, degrees of regulation by a number of government authorities in the U.S. and other countries.

Pharmaceutical product candidates manufactured using our technologies must undergo an extensive regulatory approval process before commercialization. This process is regulated by the FDA and by comparable agencies in Europe and in other countries. The U.S. and foreign regulatory agencies have substantial discretion to delay or withhold approval of the initiation of clinical trials, terminate clinical trials, require additional testing, delay or withhold registration and marketing approval, and mandate product withdrawals. In addition, the U.S. or other regulatory agencies could, at any time in the regulatory approval process, place the regulatory submission for a product candidate on "hold" pending the receipt, review and approval of additional information.

We and our collaborators intend to base our submissions for regulatory approval and the information contained in such submissions on our understanding of the requirements of the FDA and its foreign counterparts. If additional information is required in other jurisdictions, including EMEA countries, or if the submitted information is deemed insufficient, we may face delays and additional costs.

The specific risks of protein drugs may result in the application of more stringent regulatory requirements prior to approval of our product candidates. We face special challenges in connection with the development of proteins produced in the insect cell expression system. To our knowledge, no therapeutic protein for human use produced in this expression system has been submitted for marketing authorization in the U.S. or Europe, and we may encounter long delays and large expenditures or other regulatory hurdles in connection with the approval process for a product produced in this expression system.

Neither we nor our collaborators have submitted any product candidates incorporating our technologies for marketing approval to the FDA or any other regulatory authority. If any product candidate manufactured using our technology is submitted for regulatory approval, it may not receive the approvals necessary for commercialization, the desired labeling claims, or adequate levels of reimbursement. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues or royalties, and we will have already spent significant sums in pursuing approval.

We anticipate that the development of our next-generation proprietary proteins will involve a traditional development program, including clinical trials. Any new governmental regulations may delay or alter regulatory approval of any product candidate manufactured using our technology. If an abbreviated regulatory process is adopted for the approval of follow-on biologics in any major market, competition could increase in related segments of the therapeutic protein market. We cannot predict the impact of adverse governmental action that might arise from future legislative and administrative action.

Even if we or our collaborators are successful in obtaining regulatory approvals for any of our products, our or their manufacturing processes will be subject to continued review by the FDA and other regulatory authorities. Any later discovery of unknown problems with our products, products incorporating our technologies, or manufacturing processes could result in restrictions on such products or manufacturing processes, including potential withdrawal of the products from the market. In addition, if regulatory authorities determine that we or our collaborators have not complied with regulations in the research and development of a product candidate or the manufacture and control of our reagents, then we or our collaborators may not obtain necessary approvals to market and sell the product candidate.

Third-party reimbursement for our collaborators' or our future product candidates may not be adequate.

Even if regulatory approval is obtained to sell any product candidates incorporating our technologies, our future revenues, profitability, and access to capital will be determined in part by the price at which we or our collaborators can sell such products. There are continuing efforts by governmental and private third-party payors to contain or reduce the costs of health care through various means. We expect a number of federal, state, and foreign proposals to control the cost of drugs through governmental regulation. We are unsure of the form that any health care reform legislation may take or what actions federal, state, foreign, and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

Our and our collaborators' ability to commercialize our products successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the U.S., private health insurers, and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product research and development. Inadequate coverage and reimbursement levels provided by government and third-party payors for use of our or our collaborators' products may cause these products to fail to achieve market acceptance and would cause us to lose anticipated revenues and delay achievement of profitability. It is possible that reimbursement may be limited to that which is available for first-generation versions of one or more of our or our collaborator's products, making it harder for us and our collaborators to realize an appropriate return.

Risks Related to Facilities, Business Interruption, and the Environment

The use of hazardous materials in our operations may subject us to environmental claims or liability.

Our research and development processes involve the controlled use of hazardous materials, chemicals, and radioactive compounds. We conduct experiments that are quite common in the biotechnology industry, in which we use small quantities of corrosive, toxic and flammable chemicals, and trace amounts of radioactive materials. The risk of accidental injury or contamination from these materials cannot be entirely eliminated. We do not maintain a separate insurance policy for these types of risks. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, and any liability could exceed our resources. We are subject to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Destructive actions by activists or terrorists could damage our facilities, interfere with our research activities, and cause ecological harm.

Activists and terrorists have shown a willingness to injure people and damage physical facilities, equipment and biological materials to publicize or otherwise further their ideological causes. Our or our collaborators' operations and research activities, and services conducted for us by third parties, could be adversely affected by such acts. Any such damage could delay our research projects and decrease our ability to conduct future research and development. Damage caused by activist or terrorist incidents could also cause the release of hazardous materials, including chemicals, radioactive and biological materials.

Any significant interruption to our ability to conduct our business operations, research and development activities, or manufacturing operations could reduce our revenue and increase our expenses.

Risk Related to Stock Market and Foreign Exchange Rates

Our stock price may continue to experience fluctuations.

The market prices of securities of thinly-traded biotechnology companies such as ours generally are highly volatile. For example, since March 1, 2006, the price of our common stock reached a high of $4.34 per share in July 2006 and a low of $1.56 per share in March 2007.

In this market environment, the sale of a substantial number of shares of our common stock in the public market or the perception that such a sale might occur would likely have an adverse effect on the market price of our common stock, at least for the short term. We have a number of investors who hold relatively large positions in our securities. A decision by any of these investors to sell all or a block of their holdings of our common stock could cause our stock price to drop significantly.

The market also continues to experience significant price and volume fluctuations, some of which are unrelated to the operating performance of particular companies. In recent years, the price of our common stock has fluctuated significantly and may continue to do so in the future. Many factors could have a significant effect on the market price for our common stock, including:

- non-clinical and clinical trial results;
- product development delays;
- regulatory delays;
- an announcement or termination of a collaborative relationship by us or any of our partners or competitors;
- developments relating to our patent position or other proprietary rights;
- announcements of technological innovations or new therapeutic products;
- government regulations;
- public concern as to the safety of products developed by us or others; and
- general market conditions.

Any litigation brought against us as a result of this volatility could result in substantial costs and a diversion of our management's attention and resources, which could negatively impact our financial condition, revenues, results of operations, and the price of our common stock.

If we raise additional capital by issuing equity securities in a fluctuating market, many or all of our existing stockholders may experience substantial dilution, and if we need to raise capital by issuing equity securities at a time when our stock price is down, we may have difficulty raising sufficient capital to meet our requirements. If any of the risks described in these "RISK FACTORS" occurred, of if any unforeseen risk affected our performance, it could have a dramatic and adverse impact on the market price of our common stock.

Changes in foreign currency exchange rates could result in increased costs.

We have entered into some agreements denominated, wholly or partly, in Euros or other foreign currencies, and, in the future, we may enter into additional, significant agreements denominated in foreign currencies. If the values of these currencies increase against the dollar, our costs would increase. To date, we have not entered into any contracts to reduce the risk of fluctuations in currency exchange rates. In the future, depending upon the amounts payable under any such agreements, we may enter into forward foreign exchange contracts to reduce the risk of unpredictable changes in these costs. However, due to the variability of timing and amount of payments under any such agreements, foreign exchange contracts may not mitigate the potential adverse impact on our financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

In September 2006, we sold our Witmer Road Facility for approximately $21.0 million. In February 2007, we consolidated our operations into a 40,000 square foot facility that we currently lease in Horsham, Pennsylvania (Rock Road Facility). We entered into the lease agreement for the Rock Road Facility in February 2002. The initial term of the lease ends in July 2022, at which time we have an option to extend the lease for an additional five years, followed by another option to extend the lease for an additional four and one-half years. We also lease warehouse space nearby in Horsham.

ITEM 3. LEGAL PROCEEDINGS.

We are not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matters to a vote of security holders during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is listed on the Global Market of The NASDAQ Stock Market LLC under the symbol NTEC. We commenced trading on NASDAQ on February 15, 1996. The following table sets forth the high and low sale prices of our common stock for the periods indicated.

	Common Stock Price	
	High	Low
Year Ended December 31, 2005		
First Quarter	$ 7.25	$ 2.49
Second Quarter	3.23	1.95
Third Quarter	4.49	2.15
Fourth Quarter	2.85	1.70
Year Ended December 31, 2006		
First Quarter	3.95	1.85
Second Quarter	4.18	2.18
Third Quarter	4.34	1.90
Fourth Quarter	2.89	1.78

As of March 15, 2007, there were approximately 200 record holders and 3,400 beneficial holders of our common stock. We have not paid any cash dividends on our common stock and we do not anticipate paying any in the foreseeable future.

Common Stock Performance Graph

The following Common Stock Performance Graph shall not be deemed incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference therein.

The following graph assumes that $100 was invested on December 31, 2001 in our common stock. The graph compares the cumulative return, which includes the reinvestment of dividends, of this investment with an equivalent investment on that date in the NASDAQ Stock Market – U.S. Index (the "NASDAQ Composite") and the NASDAQ Stock Market Biotech Index (the "NASDAQ Biotech Index")



NTEC
NASDAQ Composite
NASDAQ Biotech Index
$150
$100
$50
$0
Investment Value
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Year Ended

ITEM 6. SELECTED FINANCIAL DATA.

The following Statements of Operations and Balance Sheet Data for each of the years in the five-year period ended December 31, 2006 are derived from our audited financial statements. The financial data set forth below should be read in conjunction with the sections of this Annual Report on Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and notes included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenue from collaborative agreements	$ 6,184	$ 6,137	$ 5,070	$ 1,435	$ 4,813
Operating expenses:					
Research and development	29,013	33,136	34,672	26,821	21,481
General and administrative	11,551	10,878	11,711	11,148	12,510
Restructuring charges	—	14,206	—	—	—
Total operating expenses	40,564	58,220	46,383	37,969	33,991
Gain on sale of Witmer Road Facility	7,333	—	—	—	—
Operating loss	(27,047)	(52,083)	(41,313)	(36,534)	(29,178)
Other income	—	22	—	—	1,653
Impairment of equity securities	—	—	—	(1,250)	—
Interest income (expense), net	(60)	222	(329)	103	1,108
Net loss	$ (27,107)	$ (51,839)	$ (41,642)	$ (37,681)	$ (26,417)
Basic and diluted net loss per share	$ (0.82)	$ (1.64)	$ (1.82)	$ (2.14)	$ (1.85)
Weighted-average shares outstanding used in computing basic and diluted net loss per share	32,857	31,590	22,898	17,611	14,259
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 16,388	$ 37,738	$ 45,048	$ 53,060	$ 41,040
Total assets	31,243	65,363	90,731	94,845	83,092
Total debt and capital lease obligations	1,831	14,454	18,345	10,601	7,411
Accumulated deficit	(266,327)	(239,220)	(187,381)	(145,739)	(108,058)
Total stockholders' equity	15,559	40,117	60,854	72,213	70,685

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts and include, but are not limited to, statements about our plans, objectives, representations and contentions that typically may be identified by use of terms such as "anticipate," "believe," "estimate," "plan," "may," "expect," "intend," "could," "potential," and similar expressions, although some forward-looking statements are expressed differently. These forward-looking statements include, among others, the statements about our:

- estimate that our existing cash and cash equivalents (including the net proceeds from our March 2007 financing), expected proceeds from collaborations and license agreements, and interest income should be sufficient to meet our operating and capital requirements at least through the second quarter of 2008;
- expected losses;
- expectations for future capital requirements;
- expectations for increases in operating expenses;
- expectations for increases in research and development, and marketing, general and administrative expenses in order to develop products, procure commercial quantities of reagents and products, and commercialize our technology;
- expectations regarding the scope and expiration of patents;
- expectations regarding the timing of non-clinical activities, regulatory meetings and submissions, as well as the progression of clinical trials, for NE-180 and GlycoPEG-GCSF;
- expectations for the development of long-acting versions of EPO and G-CSF, and subsequent proprietary drug candidates;
- expectations regarding net cash utilization;
- expectations for generating revenue; and
- expectations regarding the timing and character of new or expanded collaborations and for the performance of our existing collaboration partners in connection with the development and commercialization of products incorporating our technologies.

You should be aware that the forward-looking statements included in this report represent management's current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements. Potential risks and uncertainties that could affect our actual results include the following:

- our ability to obtain the funds necessary for our operations;
- our ability to meet forecasted timelines due to internal or external causes;
- unfavorable non-clinical and clinical results for our products;
- our ability to develop commercial-scale manufacturing processes for our products and reagents, either independently or in collaboration with others;
- the performance of our CROs and CMOs;
- our ability to enter into and maintain collaborative arrangements;
- our ability to obtain adequate sources of proteins and reagents;

- our ability to develop and commercialize products without infringing the patent or intellectual property rights of others;
- our ability to expand and protect our intellectual property and to operate without infringing the rights of others;
- our ability and our collaborators' ability to develop and commercialize therapeutic proteins and our ability to commercialize our technologies;
- our ability to attract and retain key personnel;
- our ability to compete successfully in an intensely competitive field; and
- general economic conditions.

These and other risks and uncertainties that could affect our actual results are discussed in this report, particularly in Item 1A of Part I of this Annual Report on Form 10-K in the section entitled "Risk Factors."

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements other than as required by applicable law. We do not undertake any duty to update any of the forward-looking statements after the date of this report to conform them to actual results, except as required by the federal securities laws.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our financial statements and related notes included in this Annual Report on Form 10-K.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of next-generation therapeutic proteins that we believe will be competitive with best-in-class protein drugs currently on the market. Our lead therapeutic protein candidates are NE-180 and GlycoPEG-GCSF. In 2005, the EPO and G-CSF drug categories had aggregate worldwide sales of approximately $11.2 billion and $4.0 billion, respectively.

NE-180 is a long-acting version of EPO produced in insect cells. EPO is prescribed to stimulate production of red blood cells, and is approved for sale in major markets around the world for treatment of chemotherapy-induced anemia and anemia associated with chronic renal failure. NE-180 is being developed for the treatment of anemia in adult cancer patients with non-myeloid malignancies receiving chemotherapy and for the treatment of anemia associated with chronic kidney disease, including patients on dialysis and patients not on dialysis. During 2006, we completed a Phase I clinical trial for NE-180 in Switzerland. In January 2007, we received approval from Swissmedic, the Swiss Agency for Therapeutic Products, for the initiation of a Phase II human trial to evaluate the safety, tolerability and dose response of NE-180 in cancer patients receiving platinum-based chemotherapy. In March 2007, we received clearance from the U.S. Food and Drug Administration (FDA) to initiate clinical trials in the U.S. in response to our amended Investigational New Drug application (IND).

Our second proprietary protein, GlycoPEG-GCSF, is a long-acting version of G-CSF that we are co-developing with BioGeneriX AG, a company of the ratiopharm Group. G-CSF is prescribed to stimulate production of neutrophils (a type of white blood cell) and is approved for sale in major markets around the world for treatment of neutropenia associated with myelosuppressive chemotherapy. In November 2006, BioGeneriX initiated the first of two planned Phase I clinical trials for GlycoPEG-GCSF. We expect BioGeneriX to initiate and complete the second Phase I trial during 2007.

We believe that our enzymatic pegylation technology, GlycoPEGylation™, can improve the drug properties of therapeutic proteins by building out, and attaching PEG to, carbohydrate structures on the proteins. We are using our technology to develop proprietary versions of protein drugs with proven safety and efficacy and to improve the therapeutic profiles of proteins being developed by our partners. We expect these modified proteins to offer significant advantages, including less frequent dosing and possibly improved efficacy, over the original versions of the drugs now on the market, as well as to meet or exceed the pharmacokinetic profile of next-generation versions of the drugs now on the market. We believe this strategy of targeting drugs with proven safety and efficacy allows us to lower the risk profile of our proprietary development portfolio as compared to *de novo* protein drug development. We intend to continue to focus our research and development resources on therapeutic proteins that we believe have the highest probability of clinically meaningful therapeutic profile improvements from our technology and are in commercially attractive categories.

In March 2007, we sold 21.4 million shares of common stock and warrants to purchase 9.6 million shares of common stock through a private placement, including 5.0 million shares of common stock and warrants to purchase 2.2 million shares of common stock to investment funds affiliated with certain members of our board of directors, at a price of $2.02 per unit, generating net proceeds of approximately $40.5 million. The warrants have a five-year term and an exercise price of $1.96 per share.

In March 2007, we initiated a restructuring of operations designed to allow for significantly higher clinical development costs for NE-180, while keeping anticipated 2007 net cash spending consistent with 2006 levels. The restructuring, which will be implemented over the next few months, will result in a workforce reduction of approximately 40%. We estimate that we will incur cash restructuring costs of approximately $1.0 million, most of which will be reflected in our operating results during the first half of 2007. We have not yet determined if we will incur any contract termination or non-cash impairment charges in connection with the restructuring.

In September 2006, we sold our Witmer Road Facility for approximately $21.0 million. We owned the Witmer Road Facility subject to mortgages supporting our term loan and industrial development authority bond.. After payment of selling fees and expenses, we received net proceeds of approximately $19.3 million. Concurrent with the closing, we repaid outstanding debt associated with the facility and related equipment of approximately $9.6 million, which included accrued interest and prepayment penalties. The remaining net proceeds from the sale of the Witmer Road Facility of approximately $9.7 million will be used to further our research, preclinical development, and clinical development objectives and to fund the capital expenditures described below to the extent such expenditures are not financed through the issuance of new debt. In conjunction with the sale of the Witmer Road Facility, we reduced the size of our workforce by approximately 25 employees. We anticipate cash severance and retention costs of approximately $1.0 million, of which $0.6 million had been paid as of December 31, 2006.

In February 2007, we consolidated our operations into our Rock Road Facility, a 40,000 square foot facility that we currently lease in Horsham, Pennsylvania. We anticipate total costs for construction of additional laboratory and office space in the Rock Road Facility of approximately $3.7 million, of which $2.1 million was included in construction-in-progress as of December 31, 2006.

We have incurred operating losses each year since our inception. As of December 31, 2006, we had an accumulated deficit of $266.3 million. We expect additional losses over the next several years as we continue product research and development efforts and expand our intellectual property portfolio. We have financed our operations through private and public offerings of equity securities, proceeds from debt financings, and revenues from our collaborative agreements.

We believe that our existing cash and cash equivalents (including the net proceeds from our March 2007 financing), expected proceeds from collaborations and license arrangements, and interest income should be sufficient to meet our operating and capital requirements at least through the second quarter of 2008, although changes in our collaborative relationships or our business, whether or not initiated by us, may cause us to deplete our cash and cash equivalents sooner than the above estimate.

Liquidity and Capital Resources

Overview

We had $16.4 million in cash and cash equivalents as of December 31, 2006, compared to $37.7 million as of December 31, 2005. The decrease for 2006 was primarily attributable to the use of cash to fund our operating activities, capital expenditures, and debt repayments, which were partly offset by net proceeds received from the sale of the Witmer Road Facility. In March 2007, we sold 21.4 million shares of our common stock and warrants to purchase 9.6 million shares of our common stock at $2.02 per unit, generating net proceeds of approximately $40.5 million. The warrants have a five-year term and an exercise price of $1.96 per share.

The development of next-generation proprietary protein therapeutics, which we are pursuing both independently and in collaboration with selected partners, will require substantial expenditures by us and our collaborators. We plan to continue financing our operations through private and public offerings of equity securities, proceeds from debt financings, and proceeds from existing and future collaborative agreements. Because our 2007 revenues could be substantially affected by entering into new collaborations and on the financial terms of any new collaborations, we cannot estimate our 2007 revenues. Other than proceeds from our collaborations with Novo Nordisk and BioGeneriX, and any future collaborations with others, we do not expect to generate significant revenues until such time as products using our technologies are commercialized, which is not expected during the next several years. We expect an additional several years to elapse before we can expect to generate sufficient cash flow from operations to fund our operating and investing requirements. We believe that our existing cash and cash equivalents (including the net proceeds from our March 2007 financing), expected revenue from collaborations and license arrangements, and interest income should be sufficient to meet our operating and capital requirements at least through the second quarter of 2008. Accordingly, we will need to raise substantial additional funds to continue our business activities and fund our operations until we are generating sufficient cash flow from operations. If we are unable to raise additional capital when required, we may need to delay, scale back, or eliminate some or all of our research and development programs.

Operating Activities

Net cash used in operating activities during 2006 and 2005 was $26.8 million and $33.1 million, respectively. The decrease of $6.3 million in net cash used in operating activities during 2006 was substantially the result of a $4.1 million reduction in research and development costs from 2005 to 2006. In addition, during 2006, $2.0 million of cash was provided by changes in operating assets and liabilities compared to $0.6 million for 2005. Fluctuations in operating items vary period-to-period due to, among other factors, the timing of research and development activities, such as the initiation and progress of clinical trials and non-clinical studies.

Investing Activities

Net cash provided by investing activities during 2006 was $18.5 million, compared to net cash used in investing activities during 2005 of $0.5 million. In September 2006, we sold our Witmer Road Facility for approximately $21.0 million. After payment of selling fees and expenses, we received net proceeds of approximately $19.3 million. Concurrent with the closing, we repaid outstanding debt associated with the facility and related equipment of approximately $9.6 million, which included accrued interest and prepayment penalties. The remaining net proceeds from the sale of the Witmer Road Facility of approximately $9.7 million will be used to further our research, preclinical development, and clinical development objectives and to fund the capital expenditures described below to the extent such expenditures are not financed through the issuance of new debt. In February 2007, we consolidated our operations into our Rock Road Facility. We anticipate total costs for construction of additional laboratory and office space in our Rock Road Facility of approximately $3.7 million, of which $2.1 million was included in construction-in-progress as of December 31, 2006.

During 2006 and 2005, cash expenditures for property and equipment were $0.9 million and $0.8 million, respectively. The improvements to our Rock Road Facility contributed significantly to our capital expenditures during 2006. In 2007, we expect our investment in capital expenditures to be approximately $3.5 million to $4.0 million, which includes approximately $3.2 million to complete the construction at our Rock Road Facility. We may finance some or all of these capital expenditures through capital leases or the issuance of new debt or equity. The terms of any new debt could require us to maintain a minimum cash and investments balance, or to transfer cash into an escrow account to collateralize some portion of the debt, or both.

Financing Activities

Equity Financing Activities

In March 2007, we sold 21.4 million shares of common stock and warrants to purchase 9.6 million shares of common stock through a private placement, including 5.0 million shares of common stock and warrants to purchase 2.2 million shares of common stock to investment funds affiliated with certain members of our board of directors, at a price of $2.02 per unit, generating net proceeds of approximately $40.5 million. The warrants have a five-year term and an exercise price of $1.96 per share.

In February 2005, we offered and sold 8.1 million shares of our common stock at a public offering price of $4.00 per share, generating net proceeds of $30.0 million. In May 2004, we sold 4.7 million shares of common stock in a registered direct offering to a number of institutional and individual investors, including 0.8 million shares sold to officers and an investment fund affiliated with a director, at a price of $6.77 per share, generating net proceeds of $29.9 million.

Debt Financing Activities

Our total debt decreased by $12.6 million to $1.8 million at December 31, 2006, compared to $14.4 million at December 31, 2005. This decrease primarily resulted from $9.3 million of early repayments of principal in connection with the sale of our Witmer Road Facility in September 2006. During 2006, we also made planned debt principal repayments of $3.8 million, which were partially offset by $0.5 million in proceeds from the issuance of debt to finance insurance policy premiums.

Note Payable Secured by Insurance Policies

In March 2006, we borrowed $0.5 million to finance insurance policy premiums due on certain insurance policies. We made the last payment in November 2006, and, therefore, there was no outstanding principal balance under this agreement as of December 31, 2006. The interest was calculated based on an annual percentage rate of 5.4%. To secure payment of the amounts financed, we granted the lender a security interest in all of our right, title and interest to the insurance policies.

Term Loan from Bank and Industrial Development Authority Bond

In September 2006, we repaid the outstanding balance of the term loan from a bank and the Industrial Development Authority bond in connection with the sale of the Witmer Road Facility. In connection with these repayments, we incurred $0.1 million of prepayment penalties and included this amount in interest expense during 2006.

Term Loan from Landlord

In May 2004, we borrowed $1.5 million from the landlord of our Rock Road Facility in Horsham, Pennsylvania. As of December 31, 2006, we owed the landlord $0.6 million. The terms of the financing require us to pay monthly principal and interest payments over 48 months at an interest rate of 13%. During 2007, we expect to make principal and interest payments totaling $0.5 million under this agreement.

Notes Payable to Equipment Lender

As of December 31, 2006, we owed $1.1 million to an equipment lender that financed the purchase of certain equipment and facility improvements, which collateralize the amounts borrowed. We made $1.6 million of early principal repayments in September 2006 upon the closing of the sale of the Witmer Road Facility. In connection with these early principal payments, we incurred $0.1 million of prepayment penalties and included this amount in interest expense during 2006. In October 2006, we amended six promissory notes with our equipment lender in connection with the early repayment of a portion of the outstanding debt as a result of the sale of the Witmer Road Facility. Under the amended promissory notes, our last payment is scheduled for September 2008, and interest rates applicable to the equipment loan range from 8.1% to 9.5%. During 2007, we expect to make principal and interest payments totaling $0.8 million under these agreements.

Capital Lease Obligations

We did not enter into any agreements with capital lease obligations during 2006 and 2005. We entered into agreements with capital lease obligations during 2004 for equipment with a value of $0.2 million. The terms of existing leases require us to make monthly payments through August 2009. As of December 31, 2006, the present value of aggregate minimum lease payments under these agreements was $0.1 million. During 2007, we expect to make lease payments totaling $50,000 under these agreements.

Operating Leases

We lease laboratory, office, warehouse facilities, and equipment under operating lease agreements. In 2002, we entered into a lease agreement for our Rock Road Facility. The initial term of this lease ends 2022, at which time we have an option to extend the lease for an additional five years, followed by another option to extend the lease for an additional four and one-half years. This lease contains escalation clauses, under which the base rent increases annually by 2%. We lease approximately 5,000 square feet of office and warehouse space in Horsham, Pennsylvania under a lease agreement that expires April 2007. In January 2007, we entered into a five-year lease agreement for approximately 6,800 square feet of office and warehouse space in Horsham, Pennsylvania to replace similar space subject to the expiration described above. Our rental expense was $1.0 million for each of the years ended December 31, 2006, 2005, and 2004.

Summary of Contractual Obligations

The following table summarizes our obligations to make future payments under current contracts as of December 31, 2006:

	Payments due by period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt obligations[1]					
Debt maturities	$ 1,723,000	$ 1,201,000	$ 522,000	$ —	$ —
Contractual interest	139,000	122,000	17,000	—	—
Capital lease obligations[2]..........					
Debt maturities	108,000	50,000	58,000	—	—
Contractual interest	11,000	8,000	3,000	—	—
Operating leases[3]	8,121,000	519,000	917,000	955,000	5,730,000
Purchase obligations[4]................	800,000	796,000	4,000	—	—
Total contractual obligations	$ 10,902,000	$ 2,696,000	$ 1,521,000	$ 955,000	$ 5,730,000

1. See "Financing Activities – Debt Financing Activities" in this Liquidity and Capital Resources section and Note 7 of the Notes to Financial Statements included in Item 8 of this Annual Report on Form 10-K for a description of the material features of our long-term debt. Contractual interest is the interest we contracted to pay on the long-term debt obligations.

2. See "Financing Activities – Capital Lease Obligations" in this Liquidity and Capital Resources section and Note 13 of the Notes to Financial Statements included in Item 8 of this Annual Report on Form 10-K for a description of the material features of our capital lease obligations. At December 31, 2006, the present value of our capital lease obligations was $108,000 and the amount of imputed interest, calculated using an assumed incremental borrowing rate at the time we entered into the capital lease obligations, was $11,000.

3. See Note 13 of the Notes to Financial Statements included in Item 8 of this Annual Report on Form 10-K for a description of our significant operating leases.

4. See Note 13 of the Notes to Financial Statements included in Item 8 of this Annual Report on Form 10-K for a description of our commitments as of December 31, 2006 to purchase goods and services from various suppliers.

Off-Balance Sheet Arrangements

We are not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

Our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) focuses on our liquidity, capital resources, and financial statements. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are developed and adjusted periodically by management based on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Our summary of significant accounting policies is described in Note 2 of the Notes to Financial Statements included in Item 8 of this Annual Report on Form 10-K. Management considers the following policies and estimates to be the most critical in understanding the more complex judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial position, and cash flows. Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors, and the audit committee has reviewed our disclosure relating to it in this MD&A.

Revenue Recognition

We have entered into collaborative agreements with other companies for the development and commercialization of our product candidates. The terms of the agreements typically include non-refundable up-front license fees, funding of research and development, payments based upon achievement of development milestones, and royalties on product sales.

License Fees and Multiple Element Arrangements

Non-refundable license fees are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured, and we have no further performance obligations under the license agreement.

Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations, such as research and development services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. However, if the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed. In our collaborative arrangements with Novo Nordisk and BioGeneriX, we have determined the license to each does not have stand-alone value.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. Significant management judgment is required in determining the period over which we are expected to complete our performance obligations under an arrangement.

Substantive Milestone Payments

Our collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;
- substantive effort is involved in achieving the milestone;
- a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment; and
- the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone.

Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and be recognized as revenue as such performance obligations are performed.

Reimbursement of Research and Development Costs

Reimbursement of research and development costs is recognized as revenue provided the provisions of EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, are met, the amounts are fixed and determinable, and collection of the related receivable is reasonably assured. In our collaborative arrangements with Novo Nordisk and BioGeneriX, we recognize revenue as such costs are incurred because we have evidence of fair value for these delivered items.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets. Determination as to the classification of deferred revenue as current or long-term on our balance sheets involves management's judgment. For example, in connection with our existing collaboration agreements, we have recorded on our balance sheet current and long-term deferred revenue based on our best estimate of when such revenue will be recognized. The current portion of deferred revenue consists of amounts that are expected to be recognized as revenue during 2007. Amounts that we expect will not be recognized during 2007 are classified as long-term deferred revenue. This estimate is based on our estimate of the periods of our involvement in certain of our collaborations. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, our estimates may change in the future. Any change to the estimated performance period would be recognized on a prospective basis. If these estimates and judgments change over the course of these agreements, it may affect the timing and amount of revenue that we recognize and record in future periods.

Stock-based Employee Compensation

We adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R), effective January 1, 2006. SFAS No. 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair values at the date of grant. Prior to January 1, 2006, we followed Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations in accounting for our stock-based compensation. We elected to use the modified prospective transition method for adopting SFAS No. 123R. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption and to that portion of awards not fully vested as of the date of adoption. Accordingly, prior periods have not been restated.

The fair value of stock options is determined using the Black-Scholes valuation model, which is the same model we previously utilized for valuing stock options for footnote disclosures required under SFAS No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123), as amended by SFAS No. 148, *Accounting for Stock-Based Compensation, Transition and Disclosure* (SFAS No. 148).

The fair value of share-based awards is recognized as expense over the requisite service period, net of estimated forfeitures. We rely primarily on historical experience to estimate expected forfeitures for stock options. We have not assumed any expected forfeitures for restricted stock units (RSUs) because those awards have been granted to a small number of individuals. For all unvested share-based awards outstanding as of December 31, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, will be recognized on an accelerated basis in our statement of operations over the remaining vesting period, consistent with our recognition policy under SFAS No. 123. For share-based awards granted subsequent to December 31, 2005, we have elected to recognize compensation expense in the statement of operations on a straight-line basis from the date of grant. The following table contains the assumptions used in the Black-Scholes option-pricing model in each year to value stock-based compensation:

	Year Ended December 31,		
	2006	2005	2004
Weighted average expected volatility	75%	75%	80%
Expected term (years)	4.7 – 7.8	0.7 – 9.1	4.4 – 10.0
Risk-free interest rate	4.4% – 5.1%	3.9% – 4.3%	2.5% – 4.3%
Expected dividend yield	0%	0%	0%

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment at least annually and whenever indicators of impairment exist. Because our history of negative operating cash flows is an indicator of impairment, we annually compare the market value of our equity and debt to the carrying value of our net assets. During 2006 we recorded a non-cash impairment charge of $0.1 million for equipment that was no longer in use. The market value of our equity and debt exceeded the carrying value of our net assets as of December 31, 2006 and, therefore, we did not record any impairment of long-lived assets other than the impairment of the equipment mentioned above.

Estimating Expenses from Contract Research and Development Service Providers

Some of our research and development is conducted by third parties, including contract research and development service providers. At the end of each quarter, we compare the payments made to each service provider to the estimated progress toward completion of the research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the estimated service provided, we record net prepaid or accrued expense relating to these costs.

Results of Operations

Years Ended December 31, 2006 and 2005 and Outlook for 2007

Our net loss for the year ended December 31, 2006 was $27.1 million compared to $51.8 million for the corresponding period in 2005. The following section explains the trends within each component of net loss for 2006 compared to 2005 and provides our estimate of trends for 2007 for each component.

Revenue from Collaborative Agreements. Our revenues from collaborative agreements have historically been derived from a few major collaborators. Our collaborative agreements provide for some or all of the following elements: license fees, research and development funding, milestone revenues, and royalties on product sales. A summary of revenue recognized under our collaborative agreements for the years ended December 31, 2006 and 2005 is presented in the following table (in thousands).

	Year Ended December 31,	
	2006	2005
Novo Nordisk		
Research and development funding	$ 3,577	$ 2,027
Substantive milestones	750	—
License fees	457	769
	4,784	2,796
BioGeneriX		
Research and development funding	1,191	2,939
License fees	209	402
	1,400	3,341
	$ 6,184	$ 6,137

Revenue from collaborative agreements increased slightly in 2006 from 2005. Increased research and development funding and milestone revenue recognized during 2006 under our Novo Nordisk agreements were largely offset by decreased research and development funding during 2006 from BioGeneriX.

Because our 2007 revenues could be substantially affected by entering into new collaborations and on the financial terms of any new collaborations, we cannot estimate our 2007 revenues. Material cash inflows from proprietary drug development projects are highly uncertain, and we cannot reasonably estimate the period in which we will begin to receive, if ever, material net cash inflows from our major research and development projects. Cash inflows from development-stage products are dependent on several factors, including entering into collaborative agreements, the achievement of certain milestones, and regulatory approvals. We may not receive milestone payments from any existing or future collaborations if a development-stage product fails to meet technical or performance targets or fails to obtain the required regulatory approvals. Further, our revenues from collaborations will be affected by the levels of effort committed and made by our collaborative partners. Even if we achieve technical success in developing drug candidates, our collaborative partners may discontinue development, may not devote the resources necessary to complete development and commence marketing of these products, or they may not successfully market potential products.

Research and Development Expense. Our lead therapeutic protein candidates are NE-180 and GlycoPEG-GCSF. NE-180 is a long-acting version of EPO produced in insect cells. EPO is prescribed to stimulate production of red blood cells, and is approved for sale in major markets around the world for treatment of chemotherapy-induced anemia and anemia associated with chronic renal failure. NE-180 is being developed for the treatment of anemia in adult cancer patients with non-myeloid malignancies receiving chemotherapy and for the treatment of anemia associated with chronic kidney disease, including patients on dialysis and patients not on dialysis. During 2006, we completed a Phase I clinical trial for NE-180 in Switzerland. In January 2007, we received approval from Swissmedic, the Swiss Agency for Therapeutic Products, for the initiation of a Phase II human trial to evaluate the safety, tolerability and dose response of NE-180 in cancer patients receiving platinum-based chemotherapy. In March 2007, we received clearance from the U.S. Food and Drug Administration (FDA) to initiate clinical trials in the U.S. in response to our amended Investigational New Drug application (IND).

Our second proprietary protein, GlycoPEG-GCSF, is a long-acting version of G-CSF that we are co-developing with BioGeneriX AG, a company of the ratiopharm Group. G-CSF is prescribed to stimulate production of neutrophils (a type of white blood cell) and is approved for sale in major markets around the world for treatment of neutropenia associated with myelosuppressive chemotherapy. In November 2006, BioGeneriX initiated the first of two planned Phase I clinical trials for GlycoPEG-GCSF. We expect BioGeneriX to initiate and complete the second Phase I trial during 2007.

We conduct exploratory research, both independently and with collaborators, on therapeutic candidates, primarily proteins, for development using our enzymatic technologies. Successful candidates may be advanced for development through our own proprietary drug program or through our partnering and licensing program, or a combination of the two. Although our primary focus is the development of long-acting proteins, we are also conducting research to assess opportunities to use our enzymatic technologies in other areas, such as glycopeptides and glycolipids. We expect to continue this research during 2007.

Our current research and development projects are divided between two categories: (i) GlycoPEGylation and (ii) Other Glycotechnology Programs, which includes projects investigating opportunities to use our enzymatic technologies in other areas, such as glycolipids. The following chart sets forth our projects in each of these categories and the stage to which each has been developed:

	Development Stage	*Status*
GlycoPEGylation:		
NE-180	Clinical (Phase II)	Active
GlycoPEG-GCSF	Clinical (Phase I)	Active
Other protein projects	Research	Active
Other Glycotechnology Programs:		
Non-protein therapeutic applications	Research	Active
Nutritional applications	N/A	Evaluating outlicensing opportunities

The process of bringing drugs from the preclinical research and development stage through Phase I, Phase II, and Phase III clinical trials to FDA or other regulatory approval is time consuming and expensive. Because our announced product candidates are currently in the early clinical and preclinical stages, and there are a variety of potential intermediate clinical and non-clinical outcomes that are inherent in drug development, we cannot reasonably estimate either the timing or costs we will incur to complete these research and development projects. In addition, the timing and costs to complete our research and development projects will be affected by the timing and nature of any collaboration agreements we may enter into with a third party, neither of which we can currently estimate.

For each of our research and development projects, we incur both direct and indirect expenses. Direct expenses include salaries and other costs of personnel, raw materials, and supplies for each project. We may also incur third-party costs related to these projects, such as contract research, consulting and non-clinical development costs. Indirect expenses include depreciation expense and the costs of operating and maintaining our facilities, property, and equipment, to the extent used for our research and development projects, as well as the costs of general management of our research and development projects.

Our research and development expenses decreased to $29.0 million in 2006 from $33.1 million in 2005. During 2007, we expect our research and development expenses to be significantly higher than they were in 2006 as a result of anticipated clinical trial, non-clinical study, and process development costs associated with NE-180. The following table illustrates research and development expenses incurred during 2006 and 2005 in each period for our significant groups of research and development projects (in thousands):

Year ended December 31,	2006	2005
GlycoPEGylation	$ 18,846	$ 18,170
Other Glycotechnology Programs	435	978
Indirect expenses	9,732	13,988
	$ 29,013	$ 33,136

GlycoPEGylation

Our GlycoPEGylation research and development expenses increased during 2006, compared to 2005, primarily due to increased non-clinical study costs associated with NE-180 and GlycoPEG-GCSF, as well as increased clinical trial costs associated with NE-180. These increases were partially offset by lower payroll and related personnel costs due to reduced headcount in 2006. Increased purchases of laboratory services and research supplies also contributed to the overall increase.

Other Glycotechnology Programs

Research and development expenses related to our other glycotechnology programs decreased during 2006, compared to 2005, primarily due to reduced research efforts during 2006 for early stage research.

Indirect expenses

Our indirect research and development expenses decreased during 2006, compared to 2005, primarily due to decreased depreciation resulting from the August 2005 impairment of our Witmer Road Facility and the closure of our leased facility in San Diego. Further contributing to the decrease during 2006 were lower amounts spent for indirect outside laboratory services and consulting, and was partially offset by $0.8 million of non-cash compensation costs for share-based payment arrangements accounted for under SFAS No. 123R.

General and Administrative Expense. General and administrative expenses for the year ended December 31, 2006 were $11.6 million, compared to $10.9 million for the corresponding period in 2005. The increase in 2006 was primarily attributable to $1.6 million of non-cash compensation costs for share-based payment arrangements accounted for under SFAS No. 123R, and was partially offset by lower consulting costs, lower patent legal expenses and reduced depreciation resulting from the August 2005 impairment of our Witmer Road Facility and the closure of our leased facility in San Diego. During 2007, we expect our general and administrative expenses to remain relatively consistent with the 2006 expense amounts.

Gain on Sale of Witmer Road Facility. During 2006, we recognized a gain from the sale of the Witmer Road Facility of $7.3 million. In September 2006, we sold the Witmer Road Facility for approximately $21.0 million. After payment of selling fees and expenses, we received net proceeds of approximately $19.3 million. The carrying value of the property and equipment sold was $12.4 million. We continued to occupy a portion of the facility on a rent-free basis for six months after the closing. We estimated the rental fair value for the space we continued to occupy to be $0.4 million, which was included in the calculation of the $7.3 million gain on the sale of the Witmer Road Facility and is being amortized as rent expense to our Statements of Operations over the expected period of our occupancy.

Restructuring Charges. Restructuring charges for the year ended December 31, 2005 were $14.2 million, which included $13.2 million of non-cash property and equipment impairment charges and $1.0 million of payments for employee severance and facility closure costs. We did not incur any restructuring charges during 2006.

Interest Income. Interest income for the year ended December 31, 2006 was $1.2 million, compared to $1.5 million for the corresponding period in 2005. The decrease was due to lower available cash balances during 2006. Our interest income during 2007 is difficult to project, and will depend largely on whether we enter into any new collaborative agreements, complete any equity or debt financings, and prevailing interest rates during 2007.

Interest Expense. Interest expense for each of the years ended December 31, 2006 and 2005 was $1.3 million. Our interest expense during 2007 is difficult to project and will depend largely on whether we complete any new debt financings and prevailing interest rates during 2007. See "Financing Activities – Debt Financing Activities" in the Liquidity and Capital Resources section of this Annual Report on Form 10-K for a description of the material features of our debt financings.

Years Ended December 31, 2005 and 2004

Our net loss for the year ended December 31, 2005 was $51.8 million compared to $41.6 million for the corresponding period in 2004. The following section explains the trends within each component of net loss for 2005 compared to 2004.

Revenue from Collaborative Agreements. A summary of revenue recognized under our collaborative agreements for the years ended December 31, 2005 and 2004 is presented in the following table (in thousands).

	Year ended December 31,	
	2005	2004
Novo Nordisk		
Research and development funding	$ 2,027	$ 2,490
Substantive milestones	—	—
License fees	769	842
	2,796	3,332
BioGeneriX		
Research and development funding	2,939	1,699
License fees	402	39
	3,341	1,738
	$ 6,137	$ 5,070

Revenue from collaborative agreements increased to $6.1 million in 2005 from $5.1 million in 2005 primarily due to increased research and development funding and license fee revenue from BioGeneriX.

Research and Development Expense. Our research and development expenses decreased to $33.1 million in 2005 from $34.7 million in 2004. The following table illustrates research and development expenses incurred during 2005 and 2004 in each period for our significant groups of research and development projects (in thousands).

Year ended December 31,	2005	2004
GlycoPEGylation	$ 18,170	$ 16,650
Other Glycotechnology Programs	978	196
Indirect expenses	13,988	17,826
	$ 33,136	$ 34,672

GlycoPEGylation

Our GlycoPEGylation research and development expenses increased during 2005, compared to 2004, primarily due to increased non-clinical development costs associated with NE-180 and GlycoPEG-GCSF, and increased purchases of laboratory services and research supplies.

Other Glycotechnology Programs

Research and development expenses related to our Other Glycotechnology Programs increased during 2005, compared to 2004, primarily due to increased research during 2005 to assess opportunities to use our enzymatic technologies in glycolipids.

Indirect expenses

Our indirect research and development expenses decreased during 2005, compared to 2004, primarily due to decreased depreciation resulting from the August 2005 impairment of the Witmer Road Facility and the closure of our leased facility in San Diego. Further contributing to the decrease during 2005 were lower amounts spent for indirect outside laboratory services and consulting.

General and Administrative Expense. General and administrative expenses for the year ended December 31, 2005 were $10.9 million, compared to $11.7 million for the corresponding period in 2004. The decrease in 2005 was attributable to lower salaries and personnel-related expenses, lower consulting costs, and reduced depreciation, which resulted from the August 2005 impairment of the Witmer Road Facility and the closure of our leased facility in San Diego. Partially offsetting these decreases were an increase in patent legal expenses as well as higher non-cash compensation expenses due to the issuance of restricted stock units.

Restructuring Charges. Restructuring charges for the year ended December 31, 2005 were $14.2 million, which included $13.2 million of non-cash property and equipment impairment charges and $1.0 million of expected payments for employee severance and facility closure costs. We did not incur any restructuring charges during 2004.

Interest Income. Interest income for the year ended December 31, 2005 was $1.5 million, compared to $0.7 million for the corresponding period in 2004. The increase was due to higher interest rates during 2005.

Interest Expense. Interest expense for the year ended December 31, 2005 was $1.3 million, compared to $1.0 million for the corresponding period in 2004, primarily due to higher interest rates during 2005. The increase was also partially attributable to the fact that we did not capitalize any interest expense during 2005. During 2004, we capitalized $0.1 million of interest expense associated with leasehold improvements that we placed in service in April 2004.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), which is applicable for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Although SFAS No. 157 does not require any new fair value measurements, its application may, for some entities, change current practices related to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We are currently evaluating the impact of the adoption of SFAS No.157 on our financial statements and related disclosures.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, Topic 1N, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB No. 108). SAB No. 108 requires the evaluation of prior-year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption, should either approach result in quantifying an error that is material in light of quantitative and qualitative factors, SAB No. 108 guidance allows for a one-time cumulative-effect adjustment to beginning-of-year retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS No. 154). SAB No. 108 is effective for material errors in existence at the beginning of the first fiscal year ended after November 15, 2006, with earlier adoption encouraged. The adoption of SAB No. 108 did not have any impact on our financial statements and related disclosure.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is applicable for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position reported or expected to be reported on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We do not believe the adoption of FIN 48 will have any impact on our financial statements and we are evaluating the impact it may have on the related disclosures.

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principles. SFAS No. 154 applies to all voluntary changes in accounting principle, and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 became effective for accounting changes and corrections of errors made by us after January 1, 2006. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of SFAS No. 154 did not have any impact on our financial statements and related disclosure.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Interest Rate Risk

We are exposed to market risk from changes in interest rates. We are currently not engaged in hedging activities and we do not use derivative financial instruments for speculation or trading purposes. We do not believe that our exposure to interest rate risk is material to our results of operations. The analysis below presents the sensitivity of our interest income and expense to selected changes in market interest rates.

The primary objective of our investment activities is to preserve our capital to fund operations and maximize income from our investments without assuming significant risk. We seek the safety of principal and market liquidity by investing in high credit quality institutional money market funds and fixed income securities. Our market risk exposure consists principally of exposure to changes in interest rates. Our holdings are also exposed to the risks of changes in the credit quality of issuers. Because our investments are short-term in duration, we believe our exposure to interest rate risk is not significant. We held no marketable securities as of December 31, 2006. The approximate principal amount of our investment portfolio as of December 31, 2006 was $16.4 million, and the weighted-average annualized interest rate and interest income earned on the portfolio during the year ended December 31, 2006 were 4.9% and $1.2 million, respectively. The sensitivity analysis as it relates to our investment activities assumes an instantaneous 100 basis point move in interest rates from their weighted-average levels during the year ended December 31, 2006. A 100 basis point move up or down in market interest rates would have caused a corresponding change of $0.2 million in interest income during the year ended December 31, 2006.

As of December 31, 2006, the principal components of our debt portfolio were (1) a term loan from our landlord of $0.6 million that accrues interest at a fixed annual rate of 13.0%; (2) aggregate equipment financing of $1.1 million that accrues interest at fixed annual rates ranging from 8.1% to 9.5%; and (3) capital lease obligations with a present value of $0.1 million, for which we imputed interest at fixed annual rates ranging from 8.7% to 11.5%. Our aggregate interest expense for the year ended December 31, 2006 was $1.3 million. By modifying the interest expense associated with variable rate debt while it was outstanding during the year ended December 31, 2006, as well as for fixed rate debt entered into during the year ended December 31, 2006, a 100 basis point move up or down in market interest rates would have caused a corresponding change of $0.1 million in interest expense during the year ended December 31, 2006.

Foreign Exchange Risk

We have entered into some agreements denominated, wholly or partly, in Euros or other foreign currencies, and, in the future, we may enter into additional, significant agreements denominated in foreign currencies. If the values of these currencies increase against the dollar, our costs would increase. To date, we have not entered into any contracts to reduce the risk of fluctuations in currency exchange rates. In the future, depending upon the amounts payable under any such agreements, we may enter into forward foreign exchange contracts to reduce the risk of unpredictable changes in these costs. However, due to the variability of timing and amount of payments under any such agreements, foreign exchange contracts may not mitigate the potential adverse impact on our financial results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data required by this item are attached to this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2006. Based on that evaluation, our principal executive officer and principal financial officer concluded that these controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported as specified in SEC rules and forms. There were no changes in these controls or procedures identified in connection with the evaluation of such controls or procedures that occurred during our last fiscal quarter, or in other factors that have materially affected, or are reasonably likely to materially affect, these controls or procedures.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. These disclosure controls and procedures include, among other things, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial and accounting officers and effected by our board of directors and management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and board of directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment, our management believes that, as of December 31, 2006, our internal control over financial reporting is effective. In addition, no changes in our internal control over financial reporting have occurred during the three months ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The following is the audit report on our assessment of our internal control over financial reporting issued by our independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Neose Technologies, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Neose Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Neose Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Neose Technologies, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Neose Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, Neose Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Neose Technologies, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 16, 2007 expressed an unqualified opinion on those financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 16, 2007

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information concerning directors and executive officers, appearing under the caption "Governance of the Company" in our Proxy Statement (the Proxy Statement) to be filed with the SEC in connection with our Annual Meeting of Stockholders to be held on May 4, 2007; the information concerning executive officers, appearing under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement; the information concerning stockholder nominations for director candidates, appearing under the captions "Governance of the Company – Committees of our Board of Directors – Corporate Governance Committee" and "Requirements for Advance Notification of Nominations and Stockholder Proposals" in the Proxy Statement; and the information concerning the Audit Committee of our Board of Directors and the audit committee financial expert thereon, appearing under the caption "Governance of the Company – Committees of our Board of Directors – Audit Committee" in the Proxy Statement are incorporated herein by reference in response to this Item 10.

Code of Conduct

We have a Code of Business Conduct and Ethics, which can be viewed on our website at www.neose.com (under "About Neose"). We require all employees to adhere to the Code in addressing the legal and ethical issues encountered in conducting their work. The Code of Business Conduct and Ethics requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in our best interest. All of our employees were required to certify that they reviewed and understood the Code when they received it during 2003 or upon their later hire date, and are required to renew this certification annually thereafter and when the Code is changed. The Code of Business Conduct and Ethics is intended to comply with Item 406 of the SEC's Regulation S-K and the rules of NASDAQ.

The Code of Business Conduct and Ethics includes procedures for reporting violations of the Code, which are applicable to all employees. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Code of Business Conduct and Ethics also includes these required procedures.

Any waiver or amendment of the Code of Business Conduct and Ethics for designated senior officers, including our chief executive officer and chief financial officer, will be disclosed promptly on our Internet website.

Copies of the Code of Business Conduct and Ethics, which appears on our website, are also available upon request by any stockholder addressed to our Corporate Secretary, 102 Rock Road, Horsham, PA 19044.

ITEM 11. EXECUTIVE COMPENSATION.

The information contained in the sections titled "Executive Compensation" and "Governance of the Company — Compensation of Directors" in the Proxy Statement is incorporated herein by reference in response to this Item 11.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee of our Board of Directors are Douglas J. MacMaster, Jr., Patrick L. Gage and H. Stewart Parker. None of these individuals has ever been an officer or employee of ours. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee of our Board of Directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information contained in the section titled "Stock Ownership of our Directors, Executive Officers and 5% Beneficial Owners" in the Proxy Statement is incorporated herein by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information contained in the section titled "Certain Relationships and Related Transactions" in the Proxy Statement, and the information concerning director independence under the captions "Governance of the Company – Independence of Directors and – Committees of our Board of Directors" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information contained in the section titled "Relationship with Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. Financial Statements.

The Financial Statements filed as part of this Annual Report on Form 10-K are listed on the Index to Financial Statements on page F-1.

2. Financial Statement Schedules.

All financial statement schedules have been omitted here because they are not applicable, not required, or the information is shown in the Financial Statements or Notes thereto.

3. Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K. We are incorporating by reference to our previous SEC filings each exhibit that contains a footnote. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Exhibit Number	Description
2.1	Purchase and Sale Agreement and Joint Escrow Instructions by and between ARE-PA Region No.6, LLC and Neose Technologies, Inc. dated September 1, 2006. (Exhibit 2.1)(25)
3.1	Fourth Amended and Restated Certificate of Incorporation. (Exhibit B)(21)
3.2	Second Amended and Restated By-Laws. (Exhibit 3.2)(4)
4.1	See Exhibits 3.1 and 3.2 for instruments defining rights of holders of common stock.
4.2	Amended and Restated Rights Agreement, dated as of December 3, 1998, between American Stock Transfer & Trust Company, as Rights Agent, and Neose Technologies, Inc. (Exhibit 4.2)(13)
4.3	Amendment No. 1, dated November 14, 2000, to the Amended and Restated Rights Agreement, dated as of December 3, 1998, between Neose Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent. (Exhibit 4.1)(1)
4.4	Amendment No. 2, dated June 13, 2002, to the Amended and Restated Rights Agreement, dated as of December 3, 1998, between Neose Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent. (Exhibit 4.1)(3)
4.5	Amendment No. 3, dated October 30, 2002, to the Amended and Restated Rights Agreement, dated as of December 3, 1998, between Neose Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent. (Exhibit 4.1)(5)
10.1††	1995 Amended and Restated Stock Option/Stock Issuance Plan, as amended. (Appendix B)(7)
10.2††	Non-Qualified Stock Option Agreement, dated March 29, 2002, between C. Boyd Clarke and Neose Technologies, Inc. (Exhibit 10.2)(2)
10.3††	Form of Change of Control Agreement between Neose Technologies, Inc. and Certain Officers. (Exhibit 10.1)(4)
10.4††	Tuition Reimbursement Agreement between A. Brian Davis and Neose Technologies, Inc., dated May 24, 2001. (Exhibit 10.44)(1)
10.5††	Change of Control Agreement, dated October 7, 2002, between Debra J. Poul and Neose Technologies, Inc. (Exhibit 10.2)(4)
10.6	Agreement of Lease, dated as of February 15, 2002, between Liberty Property Leased Partnership and Neose Technologies, Inc. (Exhibit 10.40)(1)
10.7	Master Security Agreement between General Electric Capital Corporation and Neose Technologies, Inc., dated as of December 19, 2002. (Exhibit 10.33)(6)
10.8	Amendment to Master Security Agreement between General Electric Capital Corporation and Neose Technologies, Inc., dated as of December 19, 2002. (Exhibit 10.34)(6)
10.9	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation, dated September 17, 2003. (Exhibit 10.1)(8)

10.10†	Research, Development and License Agreement between Neose Technologies, Inc. and Novo Nordisk A/S dated as of November 17, 2003. (Exhibit 10.39)(9)
10.11†	Amendment to Research, Development and License Agreement between Neose Technologies, Inc. and Novo Nordisk A/S dated December 18, 2003. (Exhibit 10.41)(9)
10.12	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation, dated December 18, 2003. (Exhibit 10.43)(9)
10.13	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation, dated March 30, 2004. (Exhibit 10.1)(10)
10.14†	Research, Co-Development and Commercialization Agreement between BioGeneriX AG and Neose Technologies, Inc., dated April 20, 2004. (Exhibit 10.5)(11)
10.15	First Amendment to Lease between Liberty Property Limited Partnership and Neose Technologies, Inc., dated May 18, 2004. (Exhibit 10.7)(11)
10.16	Promissory Note of Neose Technologies, Inc. to Liberty Property Limited Partnership, dated May 7, 2004. (Exhibit 10.8)(11)
10.17††	Neose Technologies, Inc. 2004 Equity Incentive Plan. (Exhibit 99.1)(17)
10.18	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation dated August 20, 2004. (Exhibit 10.11)(12)
10.19††	Form of Incentive Stock Option Award Agreement under the Neose Technologies, Inc. 2004 Equity Incentive Plan. (Exhibit 10.12)(12)
10.20††	Form of Non-Qualified Stock Option Award Agreement under the Neose Technologies, Inc. 2004 Equity Incentive Plan. (Exhibit 10.13)(12)
10.21††	Form of Annual Director Grant Agreement under the Neose Technologies, Inc. 2004 Equity Incentive Plan. (Exhibit 10.14)(12)
10.22††	Form of Director Fee Option Grant Agreement under the Neose Technologies, Inc. 2004 Equity Incentive Plan. (Exhibit 10.15)(12)
10.23†	Letter dated October 12, 2004 (effective November 9, 2004) amending Research, Development and License Agreement Between Neose Technologies, Inc. and Novo Nordisk A/S dated as of November 17, 2003, as amended. (Exhibit 10.46)(13)
10.24	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation, dated December 16, 2004. (Exhibit 10.47)(13)
10.25	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation, dated December 16, 2004. (Exhibit 10.48)(13)
10.26††	Form of Restricted Stock Unit Agreement (cliff vesting) between Neose Technologies, Inc. and Certain Employees, Officers and Directors. (Exhibit 10.1)(14)
10.27††	Form of Restricted Stock Unit Agreement (quarterly vesting) between Neose Technologies, Inc. and Certain Employees, Officers and Directors. (Exhibit 10.2)(14)
10.28††	Letter Agreement dated March 3, 2005 by and between Neose Technologies, Inc and C. Boyd Clarke. (Exhibit 10.3)(14)
10.29†	Letter dated February 16, 2005 amending the Research, Development and License Agreement by and between Neose Technologies, Inc. and Novo Nordisk A/S dated as of November 17, 2003, as amended. (Exhibit 10.2)(15)
10.30†	Research, License and Option Agreement by and between BioGeneriX AG and Neose Technologies, Inc. dated April 28, 2005. (Exhibit 10.1)(16)
10.31	Promissory Note of Neose Technologies, Inc. to General Electric Capital Corporation dated July 12, 2005. (Exhibit 10.1)(18)
10.32	Separation Agreement between Neose Technologies, Inc. and Joseph J. Villafranca, dated October 31, 2005. (Exhibit 10.51)(19)
10.33	Separation Agreement between Neose Technologies, Inc. and Marjorie A. Hurley, dated October 31, 2005. (Exhibit 10.52)(19)
10.34	Amendment No. 2 to the Credit Agreement by and between Neose Technologies, Inc. and Brown Brothers Harriman & Co. dated March 1, 2006. (Exhibit 10.1)(20)

10.35	Premium Finance Agreement, Disclosure Statement and Security Agreement by and between Neose Technologies, Inc. and AICCO, Inc. dated March 9, 2006. (Exhibit 10.2)(22)
10.36	Omnibus Amendment No. 1 to Loan Documents by and between Neose Technologies, Inc. and Brown Brothers Harriman & Co. dated March 10, 2006. (Exhibit 10.3)(22)
10.37††	Employment Agreement by and between Neose Technologies, Inc. and George J. Vergis, Ph.D. dated May 4, 2006. (Exhibit 10.1)(23)
10.38	Post-Closing Property Access Agreement by and between Auxilium Pharmaceuticals, Inc. and Neose Technologies, Inc. dated September 1, 2006. (Exhibit 10.1)(25)
10.39	Consent to Property Access Agreement by and among ARE-PA Region No.6, LLC, Auxilium Pharmaceuticals, Inc. and Neose Technologies, Inc. dated September 1, 2006. (Exhibit 10.2)(25)
10.40	Modification Agreement by and between Neose Technologies, Inc. and General Electric Capital Corporation dated October 31, 2006. (Exhibit 10.1)(26)
10.41* #	Amendment Number 1 to Research, Co-Development and Commercialization Agreement and Research License and Option Agreement between Neose Technologies, Inc. and BioGeneriX AG dated October 20, 2006.
10.42* #	Amended and Restated Research, Development and License Agreement among Neose Technologies, Inc. and Novo Nordisk A/S and Novo Nordisk Health Care AG dated October 31, 2006.
10.43* #	Bioprocessing Services Agreement by and between Neose Technologies, Inc. and Diosynth RTP Inc. dated December 7, 2006.
10.44*	Commercial Premium Finance Agreement and Promissory Note from Neose Technologies, Inc. to AFCO Credit Corporation dated March 6, 2007.
10.45	Securities Purchase Agreement by and among Neose Technologies, Inc. and the purchasers appearing on the signature pages thereto dated March 8, 2007. (Exhibit 10.1)(27)
10.46	Registration Rights Agreement by and among Neose Technologies, Inc. and the purchasers appearing on the signature pages thereto dated March 8, 2007. (Exhibit 10.2)(27)
10.47	Form of Common Stock Purchase Warrant (U.S.), dated March 8, 2007. (Exhibit 10.3)(27)
10.48	Form of Common Stock Purchase Warrant (Non-U.S.), dated March 8, 2007. (Exhibit 10.4)(27)
23.1*	Consent of KPMG LLP.
24*	Powers of Attorney (included as part of signature page hereof).
31.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by Chief Financial Officer pursuant to Rule 13-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----

*	Filed herewith.
†	Portions of this Exhibit were omitted and filed separately with the Secretary of the SEC pursuant to an order of the SEC granting our application for confidential treatment filed pursuant to Rule 24b-2 under the Exchange Act.
††	Compensation plans and arrangements for executives and others.
#	Portions of this Exhibit were omitted and filed separately with the Secretary of the SEC pursuant to a request for confidential treatment that has been filed with the SEC.
(1)	Filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 000-27718).
(2)	Filed as an Exhibit to our Current Report on Form 8-K/A filed with the SEC on April 30, 2002.
(3)	Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on June 13, 2002.
(4)	Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.
(5)	Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on November 1, 2002.
(6)	Filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002.
(7)	Filed as an Exhibit to our Proxy Statement filed with the SEC on April 7, 2003.
(8)	Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.
(9)	Filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003.
(10)	Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

(11) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.
(12) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.
(13) Filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004.
(14) Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on March 4, 2005.
(15) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.
(16) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
(17) Filed as an Exhibit to our Post-Effective Amendment No. 1 to Form S-8 filed with the SEC on August, 19, 2005.
(18) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.
(19) Filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005.
(20) Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on March 3, 2006.
(21) Filed as an Exhibit to our Proxy Statement filed with the SEC on March 30, 2006.
(22) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
(23) Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on May 8, 2006.
(24) Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on September 6, 2006.
(25) Filed as an Exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
(26) Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on November 2, 2006.
(27) Filed as an Exhibit to our Current Report on Form 8-K filed with the SEC on March 13, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

NEOSE TECHNOLOGIES, INC.

Date: March 16, 2007

By: /s/ George J. Vergis
George J. Vergis
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Neose and in the capacities and on the dates indicated.

Each person, in so signing also makes, constitutes, and appoints George J. Vergis and A. Brian Davis, and each of them acting alone, as his or her true and lawful attorneys-in-fact, with full power of substitution, in his name, place, and stead, to execute and cause to be filed with the Securities and Exchange Commission any or all amendments to this report.

Name	Capacity	Date
/s/ George J. Vergis George J. Vergis	Chief Executive Officer (Principal Executive Officer)	March 16, 2007
/s/ A. Brian Davis A. Brian Davis	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2007
/s/ C. Boyd Clarke C. Boyd Clarke	Director	March 16, 2007
/s/ Brian H. Dovey Brian H. Dovey	Director	March 16, 2007
/s/ L. Patrick Gage L. Patrick Gage	Chairman	March 16, 2007
/s/ William F. Hamilton William F. Hamilton	Director	March 16, 2007
/s/ Douglas J. MacMaster, Jr. Douglas J. MacMaster, Jr.	Director	March 16, 2007
/s/ H. Stewart Parker H. Stewart Parker	Director	March 16, 2007
/s/ Mark H. Rachesky Mark H. Rachesky	Director	March 16, 2007
/s/ Lowell E. Sears Lowell E. Sears	Director	March 16, 2007
/s/ Elizabeth H.S. Wyatt Elizabeth H.S. Wyatt	Director	March 16, 2007

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Neose Technologies, Inc.:

We have audited the accompanying balance sheets of Neose Technologies, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the management of Neose Technologies, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neose Technologies, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neose Technologies, Inc.'s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 16, 2007

Neose Technologies, Inc.

Balance Sheets
(in thousands, except per share amounts)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 16,388	$ 37,738
Accounts receivable	286	1,076
Prepaid expenses and other current assets	1,284	892
Total current assets	17,958	39,706
Property and equipment, net	13,104	24,708
Intangible and other assets, net	181	949
Total assets	$ 31,243	$ 65,363
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 1,251	$ 4,031
Accounts payable	1,848	722
Accrued compensation	1,772	1,618
Accrued expenses	4,749	2,697
Deferred revenue	645	1,527
Total current liabilities	10,265	10,595
Long-term debt and capital lease obligations, net of current portion	580	10,423
Deferred revenue, net of current portion	4,329	3,765
Other liabilities	510	463
Total liabilities	15,684	25,246
Commitments and contingencies (See Note 13)		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 5,000 shares authorized, none issued	—	—
Common stock, par value $.01 per share, 75,000 and 50,000 shares authorized; 32,972 and 32,782 shares issued and outstanding	330	328
Additional paid-in capital	281,556	279,015
Deferred compensation	—	(6)
Accumulated deficit	(266,327)	(239,220)
Total stockholders' equity	15,559	40,117
Total liabilities and stockholders' equity	$ 31,243	$ 65,363

The accompanying notes are an integral part of these financial statements.

Neose Technologies, Inc.

Statements of Operations
(in thousands, except per share amounts)

	Year ended December 31,		
	2006	2005	2004
Revenue from collaborative agreements	$ 6,184	$ 6,137	$ 5,070
Operating expenses:			
Research and development	29,013	33,136	34,672
General and administrative	11,551	10,878	11,711
Restructuring charges	—	14,206	—
Total operating expenses	40,564	58,220	46,383
Gain on sale of Witmer Road Facility (see Note 5)	7,333	—	—
Operating loss	(27,047)	(52,083)	(41,313)
Other income	—	22	—
Interest income	1,211	1,536	652
Interest expense	(1,271)	(1,314)	(981)
Net loss	$ (27,107)	$ (51,839)	$ (41,642)
Basic and diluted net loss per share	$ (0.82)	$ (1.64)	$ (1.82)
Weighted-average shares outstanding used in computing basic and diluted net loss per share	32,857	31,590	22,898

The accompanying notes are an integral part of these financial statements.

Neose Technologies, Inc.

Statements of Stockholders' Equity and Comprehensive Loss
(in thousands)

	Common stock		Additional paid-in capital	Deferred compensation	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balance, January 1, 2004	19,935	$ 199	$ 217,849	$ (96)	$ (145,739)	$ 72,213
Net and total comprehensive loss	—	—	—	—	(41,642)	(41,642)
Sale of common stock in a registered offering	4,733	47	29,881	—	—	29,928
Exercise of stock options	25	1	73	—	—	74
Shares issued pursuant to employee stock purchase plan	24	—	175	—	—	175
Deferred compensation related to grants of employee stock options	—	—	56	(56)	—	—
Deferred compensation related to non-employee stock options	—	—	(8)	8	—	—
Stock-based compensation related to modification of options	—	—	1	—	—	1
Amortization of deferred compensation related to:						
Employee stock options	—	—	—	101	—	101
Non-employee stock options	—	—	—	4	—	4
Balance, December 31, 2004	24,717	247	248,027	(39)	(187,381)	60,854
Net and total comprehensive loss	—	—	—	—	(51,839)	(51,839)
Sale of common stock in a registered offering	8,050	81	29,925	—	—	30,006
Shares issued pursuant to employee stock purchase plan	15	—	86	—	—	86
Restricted stock units:						
Conversion of liability-classified awards to equity-classified awards	—	—	382	—	—	382
Compensation cost recognized in the statement of operations	—	—	609	—	—	609
Deferred compensation related to non-employee stock options	—	—	(14)	14	—	—
Amortization of deferred compensation related to:						
Employee stock options	—	—	—	28	—	28
Non-employee stock options	—	—	—	(9)	—	(9)
Balance, December 31, 2005	32,782	328	279,015	(6)	(239,220)	40,117
Net and total comprehensive loss	—	—	—	—	(27,107)	(27,107)
Reclassification of deferred compensation upon the adoption of SFAS No. 123R			(6)	6		—
Exercise of stock options	5	—	14	—	—	14
Restricted stock units:						
Restricted stock units issued at vesting date for compensation costs recognized in the Statement of Operations	185	2	(2)	—	—	—
Payment of withholding taxes related to restricted stock units	—	—	(175)	—	—	(175)
Conversion of liability-classified awards to equity-classified awards	—	—	129	—	—	129
Compensation costs recognized in the Statement of Operations:						
Employee stock options	—	—	2,438	—	—	2,438
Non-employee stock options	—	—	14	—	—	14
Restricted stock units	—	—	129	—	—	129
Balance, December 31, 2006	32,972	$ 330	$ 281,556	$ —	$ (266,327)	$ 15,559

The accompanying notes are an integral part of these financial statements.

Neose Technologies, Inc.

Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$ (27,107)	$ (51,839)	$ (41,642)
Adjustments to reconcile net loss to cash used in operating activities:			
Impairment of property and equipment and assets held for sale	121	13,187	104
Depreciation and amortization expense	2,209	4,322	6,063
Non-cash compensation expense	2,581	628	106
Non-cash rent expense	260	—	—
Loss (gain) on disposition of equipment and assets held for sale, net	(7,272)	(4)	95
Premiums paid on early repayment of debt	215	—	—
Accelerated amortization of debt issuance costs on early repayment of debt	133	—	—
Changes in operating assets and liabilities:			
Accounts receivable	790	1,809	(1,438)
Prepaid expenses and other current assets	(75)	(150)	330
Intangible and other assets	—	—	47
Accounts payable	481	(1,043)	(559)
Accrued compensation	283	84	(594)
Accrued expenses	818	698	411
Deferred revenue	(318)	(691)	213
Other liabilities	47	(70)	120
Net cash used in operating activities	(26,834)	(33,069)	(36,744)
Cash flows from investing activities:			
Purchases of property and equipment	(898)	(792)	(9,844)
Proceeds from sale of property and equipment and assets held for sale	19,373	110	—
Proceeds from settlement of property and equipment dispute	—	75	—
Purchases of marketable securities	—	(9,845)	—
Proceeds from maturities of marketable securities	—	10,000	5,000
Net cash provided by (used in) investing activities	18,475	(452)	(4,844)
Cash flows from financing activities:			
Proceeds from issuance of debt	539	1,484	14,112
Repayments of debt	(13,154)	(5,365)	(6,552)
Premiums paid on early repayment of debt	(215)	—	—
Debt issuance costs	—	—	(103)
Restricted funds related to debt	—	—	901
Proceeds from issuance of common stock, net	14	30,092	30,177
Payment of withholding taxes related to restricted stock units	(175)	—	—
Net cash provided by (used in) financing activities	(12,991)	26,211	38,535
Net decrease in cash and cash equivalents	(21,350)	(7,310)	(3,053)
Cash and cash equivalents, beginning of year	37,738	45,048	48,101
Cash and cash equivalents, end of year	$ 16,388	$ 37,738	$ 45,048

The accompanying notes are an integral part of these financial statements.

Neose Technologies, Inc.

Notes to Financial Statements
(in thousands, except per share amounts)

Note 1. Background

We are a clinical-stage biopharmaceutical company focused on the development of next-generation therapeutic proteins that are competitive with best-in-class protein drugs currently on the market. Our lead therapeutic protein candidates are GlycoPEG-EPO (NE-180) and GlycoPEG-GCSF.

NE-180 is a long-acting version of erythropoietin (EPO) produced in insect cells. EPO is prescribed to stimulate production of red blood cells, and is approved for sale in major markets around the world for treatment of chemotherapy-induced anemia and anemia associated with chronic renal failure. NE-180 is being developed for the treatment of anemia in adult cancer patients with non-myeloid malignancies receiving chemotherapy and for the treatment of anemia associated with chronic kidney disease, including patients on dialysis and patients not on dialysis. During 2006, we completed a Phase I clinical trial for NE-180 in Switzerland. In January 2007, we received approval from Swissmedic, the Swiss Agency for Therapeutic Products, for the initiation of a Phase II human trial to evaluate the safety, tolerability and dose response of NE-180 in cancer patients receiving platinum-based chemotherapy. In March 2007, we received approval from the U.S. Food and Drug Administration (FDA) to initiate clinical trials in the U.S. in response to our amended Investigational New Drug application (IND).

Our second proprietary protein, GlycoPEG-GCSF, is a long-acting version of granulocyte colony stimulating factor (G-CSF) that we are co-developing with BioGeneriX AG, a company of the ratiopharm Group. G-CSF is prescribed to stimulate production of neutrophils (a type of white blood cell) and is approved for sale in major markets around the world for treatment of neutropenia associated with myelosuppressive chemotherapy. In November 2006, BioGeneriX initiated the first of two planned Phase I clinical trials for GlycoPEG-GCSF. We expect BioGeneriX to initiate and complete the second Phase I trial during 2007.

We believe that our enzymatic pegylation technology, GlycoPEGylation™, can improve the drug properties of therapeutic proteins by building out, and attaching polyethylene glycol (PEG) to, carbohydrate structures on the proteins. We are using our technology to develop proprietary versions of protein drugs with proven safety and efficacy and to improve the therapeutic profiles of proteins being developed by our partners. We expect these modified proteins, such as NE-180 and GlycoPEG-GCSF, to offer significant advantages, including less frequent dosing and possibly improved efficacy, over the original versions of the drugs now on the market, as well as to meet or exceed the pharmacokinetic profile of next-generation versions of the drugs now on the market. We believe this strategy of targeting drugs with proven safety and efficacy allows us to lower the risk profile of our proprietary development portfolio as compared to *de novo* protein drug development. We intend to continue to focus our research and development resources on therapeutic proteins that we believe have the highest probability of clinically meaningful therapeutic profile improvements from our technology and are in commercially attractive categories.

We have incurred losses each year since inception. As of December 31, 2006, we had an accumulated deficit of $266,327. We expect to spend significant amounts to expand our research and development on our proprietary drug candidates and technologies, maintain and expand our intellectual property position, and expand our business development and commercialization efforts. Given our planned level of operating expenses, we expect to continue incurring losses for some time. In March 2007, we sold 21,415 shares of our common stock and warrants to purchase 9,637 shares of common stock through a private placement at a price of $2.02 per unit, generating net proceeds of approximately $40,459. The warrants have a five-year term and an exercise price of $1.96 per share. In March 2007, we initiated a restructuring of operations designed to allow for significantly higher clinical development costs for NE-180, while keeping anticipated 2007 net cash spending consistent with 2006 levels. The restructuring, which will be implemented over the next few months, will result in a workforce reduction of approximately 40%. We have not yet determined if we will incur any contract termination or non-cash impairment charges in connection with the restructuring.

We believe that our existing cash and cash equivalents (including the net proceeds from our March 2007 financing), expected proceeds from collaborations and license arrangements, and interest income should be sufficient to meet our operating and capital requirements at least through the second quarter of 2008, although changes in our collaborative

(in thousands, except per share amounts)

relationships or our business, whether or not initiated by us, may cause us to deplete our cash and cash equivalents sooner than the above estimate. We will require significant amounts of additional capital in the future to fund our operations, and we do not have any assurance that funding will be available when we need it on terms that we find favorable, if at all. If we are unable to raise additional capital when required, we may need to delay, scale back, or eliminate some or all of our research and development programs.

We have not yet developed any products or commercialized any products or technologies, and we may never be able to do so. Even if we are successful in developing products that are approved for marketing, we will not be successful unless our products, and products incorporating our technologies, gain market acceptance. Our operations are subject to risks and uncertainties other than mentioned above including, among others, the uncertainty of product development, including our dependence upon third parties to conduct our clinical trials and to manufacture our product candidates and the materials used to make them; our limited product development and manufacturing experience; our dependence upon collaborative partners to develop and commercialize products incorporating our technologies and the success of collaborative relationships; the uncertainty of intellectual property rights; technological uncertainty and the risk of technological obsolescence; the risk of development and commercialization of competitive products by others that are more effective, less costly, or otherwise gain greater market acceptance; and the uncertainty of achieving regulatory approvals for our products, or products incorporating our technologies.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires us to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less on the date of purchase to be cash equivalents. As of December 31, 2006 and 2005, cash equivalents consisted of money market investments. Our cash balances have been kept on deposit primarily at one bank and in amounts greater than $100, which is the limit of insurance provided by the Federal Deposit Insurance Corporation.

Marketable Securities

Marketable securities consist of investments that have a maturity of more than three months on the date of purchase. To help maintain the safety and liquidity of our marketable securities, we have established guidelines for the concentration, maturities, and credit ratings of our investments. We determine the appropriate classification of our debt securities at the time of purchase and re-evaluate such designation as of each balance sheet date. Marketable securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost.

As of December 31, 2006 and 2005, we held no marketable securities. We held no securities that matured during the year ended December 31, 2006. Securities maturing during the years ended December 31, 2005 and 2004 earned interest of $155 and $55, respectively.

Property and Equipment

Property and equipment are stated at cost. Property and equipment capitalized under capital leases are recorded at the present value of the minimum lease payments due over the lease term. Expenditures for additions and improvements are

(in thousands, except per share amounts)

capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Laboratory and office equipment are depreciated over three to seven years. For assets acquired under capital leases and for leasehold improvements, depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter. Upon the disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included on our Statements of Operations.

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As described in Note 5, we recognized during the third quarter of 2005 non-cash impairment charges on our property and equipment as a result of the restructuring we announced in August 2005 (see Note 12). During the year ended December 31, 2006, we recognized additional non-cash impairment charges on our property and equipment. Because our history of negative operating cash flows is an indicator of impairment, we annually compare the market value of our equity and debt to the carrying value of our net assets. The market value of our equity and debt exceeded the carrying value of our net assets as of December 31, 2006 and, therefore, we did not recognize any impairment of long-lived assets other than the impairment of property and equipment mentioned above.

Financing Costs Related to Long-term Debt

Costs associated with obtaining long-term debt are deferred and amortized to interest expense over the term of the related debt. During the year ended December 31, 2006, the remaining amount of deferred financing costs was amortized to interest expense in our Statements of Operations due to the repayment in full of the related debt (see Note 6).

Deferred Rent and Landlord Incentive

We have entered into various operating lease arrangements for laboratory, office and warehouse space which contain escalation clauses, under which the base rent increases annually (see Note 13).We record monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is included in other liabilities on our Balance Sheets. In addition we received an incentive from the landlord for partial reimbursement for improvements we made to the facility. This incentive is also included in other liabilities on our Balance Sheets and is being amortized ratably as a reduction to rent expense over the lease term.

Revenue Recognition

We have entered into collaborative agreements with other companies for the development and commercialization of our product candidates. The terms of the agreements typically include non-refundable up-front license fees, funding of research and development, payments based upon achievement of development milestones, and royalties on product sales.

License Fees and Multiple Element Arrangements

Non-refundable license fees are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured, and we have no further performance obligations under the license agreement.

Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations, such as research and development services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. However, if the license is considered to either (i) not have stand-alone value or (ii) have standalone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed. In our collaborative arrangements with Novo Nordisk and BioGeneriX, we have determined the license to each does not have stand-alone value.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. Significant management judgment is required in determining the period over which we are expected to complete our performance obligations under an arrangement.

Substantive Milestone Payments

Our collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;
- substantive effort is involved in achieving the milestone;
- a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment; and
- the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone.

Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and be recognized as revenue as such performance obligations are performed.

Reimbursement of Research and Development Costs

Reimbursement of research and development costs is recognized as revenue provided the provisions of EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, are met, the amounts are fixed and determinable, and collection of the related receivable is reasonably assured. In our collaborative arrangements with Novo Nordisk and BioGeneriX, we recognize revenue as such costs are incurred because we have evidence of fair value for these delivered items.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets. Determination as to the classification of deferred revenue as current or long-term on our

(in thousands, except per share amounts)

Balance Sheets involves management's judgment. For example, in connection with our existing collaboration agreements, we have recorded on our balance sheet current and long-term deferred revenue based on our best estimate of when such revenue will be recognized. The current portion of deferred revenue consists of amounts that are expected to be recognized as revenue during 2007. Amounts that we expect will not be recognized during 2007 are classified as long-term deferred revenue. This estimate is based on our estimate of the periods of our involvement in certain of our collaborations. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, our estimates may change in the future. Any change to the estimated performance period would be recognized on a prospective basis. If these estimates and judgments change over the course of these agreements, it may affect the timing and amount of revenue that we recognize and record in future periods.

Research and Development

Research and development costs are charged to expense as incurred. For each of our research and development projects, we incur both direct and indirect expenses. Direct expenses include salaries and other costs of personnel, raw materials, and supplies for each project. We may also incur third-party costs related to these projects, such as consulting and contract research, development, and manufacturing costs. Indirect expenses include depreciation expense and the costs of operating and maintaining our facilities, property, and equipment, to the extent used for our research and development projects, as well as the costs of general management of our research and development projects.

Some of our research and development is conducted by third parties, including contract research and development service providers. At the end of each quarter, we compare the payments made to each service provider to the estimated progress toward completion of the research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the estimated service provided, we may record net prepaid or accrued expense relating to these costs.

Accounting for Restructuring Costs

In September 2006 and August 2005, we implemented a restructuring of operations (see Note 12). Statement of Financial Accounting Standards (SFAS) No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146), addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 does not apply to costs associated with a disposal activity covered by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144).

The employee severance costs incurred for the 2006 Restructuring were payable pursuant to an employee severance plan established in August 2005. Therefore, these costs did not meet the definition for classification as a restructuring charge on our Statements of Operations. The restructuring charges recorded by us during 2005 were comprised primarily of costs to reduce property and equipment to fair value and to reduce our workforce.

Under SFAS No. 144, any impairment of property and equipment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine the fair value of assets that are not likely to be used over their remaining useful economic life, we use a probability-weighted approach of estimated cash flows to be received upon a range of possible disposition outcomes. In August 2005, we announced we would evaluate alternatives relative to our headquarters and pilot manufacturing facility (Witmer Road Facility), which we owned subject to a mortgage, including the potential disposition of the facility and further consolidation of our research, development and administrative operations into a currently leased facility also located in Horsham, Pennsylvania. As a result of the announcement, we concluded that identifiable cash flows could be assigned to the Witmer Road Facility and related equipment. We based our estimates of potential cash flows related to possible disposition outcomes on conversations with commercial real estate firms that have both knowledge of recent history of sales and expertise in marketing and selling similar facilities.

(in thousands, except per share amounts)

Under SFAS No. 146, employee severance costs are determined based on the estimated severance and fringe benefit charge for identified employees. In calculating the cost to exit our leased facility in San Diego, California, we estimated the future lease and operating costs to be paid until the lease is terminated, the amount, of any sublease receipts, and real estate broker fees. SFAS No. 146 also required us to estimate the timing and the amount of operating costs and the timing and rate at which we might be able to sublease the facility. To form our estimates for these costs, we performed an assessment of the affected facility and considered the current market conditions.

Interest Expense

During the years ended December 31, 2006 and 2004, we incurred significant capital expenditures related to improving our owned and leased facilities. See Note 5 for a description of our property and equipment. Accordingly, we capitalized a portion of interest incurred during each reporting period in accordance with SFAS No. 34, *Capitalization of Interest Cost*, as amended. We did not capitalize any interest incurred during the year ended December 31, 2005.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We provide a valuation allowance for the full amount of our net deferred tax assets because there is no assurance they will be realized.

Stock-based Employee Compensation

We adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R), effective January 1, 2006. SFAS No. 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair values at the date of grant. Prior to January 1, 2006, we followed Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations in accounting for our stock-based compensation. We elected to use the modified prospective transition method for adopting SFAS No. 123R. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption and to that portion of awards not fully vested as of the date of adoption. Accordingly, prior periods have not been restated.

The fair value of stock options is determined using the Black-Scholes valuation model, which is the same model we previously utilized for valuing stock options for footnote disclosures required under SFAS No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123), as amended by SFAS No. 148, *Accounting for Stock-Based Compensation, Transition and Disclosure* (SFAS No. 148).

The fair value of share-based awards is recognized as expense over the requisite service period, net of estimated forfeitures. We rely primarily on historical experience to estimate expected forfeitures for stock options. We have not assumed any expected forfeitures for restricted stock units (RSUs) because those awards have been granted to a small number of individuals. For all unvested share-based awards outstanding as of December 31, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, will be recognized on an accelerated basis in our statement of operations over the remaining vesting period, consistent with our recognition policy under SFAS No. 123. For share-based awards granted subsequent to December 31, 2005, we have elected to recognize compensation expense in the statement of operations on a straight-line basis from the date of grant. Our deferred stock compensation balance of $6 as of December 31, 2005 was reclassified into additional paid-in capital upon the adoption of SFAS No. 123R.

SFAS No. 123R requires us to present pro forma information for comparative periods prior to the adoption as if we had accounted for all our stock-based employee compensation under the fair value method of SFAS No. 123. The following

(in thousands, except per share amounts)

table illustrates the effect on our net loss and basic and diluted net loss per share if we had recorded compensation expense for the estimated fair value of our stock-based employee compensation, consistent with SFAS No. 123:

	Year ended December 31,	
	2005	2004
Net loss – as reported	$ (51,839)	$ (41,642)
Add: Stock-based employee compensation expense included in reported net loss	788	101
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(4,607)	(9,869)
Net loss – pro forma	$ (55,658)	$ (51,410)
Basic and diluted net loss per share – as reported	$ (1.64)	$ (1.82)
Basic and diluted net loss per share – pro forma	$ (1.76)	$ (2.25)

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net loss by the sum of weighted-average number of common shares outstanding for the period and the number of additional shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares are excluded from the calculation of diluted net loss per share if the effect on net loss per share is antidilutive. Our diluted net loss per share is equal to basic net loss per share for all reporting periods presented because giving effect in the computation of diluted net loss per share to the exercise of outstanding options or granting of restricted stock units would have been antidilutive. See Note 10 for a summary of outstanding options and a description of our restricted stock units.

Comprehensive Loss

SFAS No. 130, *Reporting Comprehensive Income*, requires disclosure of comprehensive income (loss) in the financial statements. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes changes to equity that are not included in net income (loss). Our comprehensive loss for the years ended December 31, 2006, 2005, and 2004 was comprised only of our net loss and is reported on our Statements of Stockholders' Equity and Comprehensive Loss.

Fair Value of Financial Instruments

The fair value of our financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2006, the carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, and accrued compensation equaled or approximated their respective fair values because of the short duration of these instruments. The fair value of our long-term debt was estimated by discounting the future cash flows of each instrument at rates recently offered to us for similar debt instruments offered by our lenders. As of December 31, 2006, the fair and carrying values of our long-term debt and capital lease obligations were $1,838 and $1,831, respectively.

Neose Technologies, Inc.

Notes to Financial Statements
(in thousands, except per share amounts)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), which is applicable for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Although SFAS No. 157 does not require any new fair value measurements, its application may, for some entities, change current practices related to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We are currently evaluating the impact of the adoption of SFAS No.157 on our financial statements and related disclosures.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Topic 1N, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB No. 108). SAB No. 108 requires the evaluation of prior-year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption should either approach result in quantifying an error that is material in light of quantitative and qualitative factors. SAB No. 108 guidance allows for a one-time cumulative-effect adjustment to beginning-of-year retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS No. 154). SAB No. 108 is effective for material errors in existence at the beginning of the first fiscal year ended after November 15, 2006, with earlier adoption encouraged. The adoption of SAB No. 108 did not have any impact on our financial statements and related disclosures.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is applicable for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position reported or expected to be reported on a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We do not believe the adoption of FIN 48 will have any impact on our financial statements and we are evaluating the impact it may have on the related disclosures.

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principles. SFAS No. 154 applies to all voluntary changes in accounting principle, and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 became effective for accounting changes and corrections of errors made by us after January 1, 2006. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of SFAS No. 154 did not have any impact on our financial statements and related disclosures.

Reclassification

Certain prior year amounts have been reclassified to conform to our current year presentation.

(in thousands, except per share amounts)

Note 3. Supplemental Disclosure of Cash Flow Information

The following table contains additional cash flow information for the periods reported.

	Year ended December 31,		
	2006	2005	2004
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized (see Note 5)	$ 1,164	$ 1,302	$ 958
Non-cash operating activities:			
Non-cash rent included in gain on sale of Witmer Road Facility (see Note 5)	$ 390	$ —	$ —
Increase in prepaid expenses and other current assets included in accounts payable	$ 228	$ —	$ —
Non-cash investing activities:			
Increase (decrease) in property and equipment included in accounts payable and accrued expenses	$ 1,651	$ 45	$ (792)
Assets acquired under capital leases	$ —	$ —	$ 184
Decrease in acquisition value of property and equipment related to cancellation of a vendor invoice as partial settlement of dispute (see Note 5)	$ —	$ 116	$ —
Decrease in acquisition value of property and equipment due to decrease in amount of remaining minimum lease payments under capital lease	$ —	$ 10	$ —
Non-cash financing activities:			
Conversion of accrued compensation from liability to equity classified award upon grant of restricted stock units (see Note 10)	$ 129	$ 382	$ —

(in thousands, except per share amounts)

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

December 31,	2006	2005
Prepaid contract research and development services	$ 228	$ —
Prepaid rent	195	61
Prepaid maintenance agreements	162	276
Prepaid clinical trials and non-clinical studies	124	141
Prepaid insurance	86	96
Other prepaid expenses	262	144
Other current assets	227	174
	$ 1,284	$ 892

Receivable from Related Party

In 2001, we entered into a tuition reimbursement agreement with an employee who subsequently became an executive officer. Under the agreement, we agreed to lend the amounts necessary to pay for the employee's tuition payments and related costs and fees. Interest accrues on the loan at 4.71% per year, and has been payable annually since May 2002. We agreed to forgive repayment of the principal amount outstanding, in four equal, annual installments, commencing in May 2004, if the employee remains employed by us on each forgiveness date. We also agreed to forgive the accrued interest on each annual due date and, if the employee is terminated without cause, we also agreed to forgive all outstanding principal and interest. We forgave principal and accrued interest of $31, $33 and $34 during the years ended December 31, 2006, 2005, and 2004, respectively. As of December 31, 2006 and 2005, the amounts outstanding under the agreement, including accrued interest, were $29 and $59, respectively. Of these amounts, $29 and $30 were included in prepaid expenses and other current assets on our Balance Sheets as of December 31, 2006 and 2005, respectively.

Note 5. Property and Equipment

Property and equipment consisted of the following:

December 31,	2006	2005
Leasehold improvements	$ 9,817	$ 9,964
Laboratory, manufacturing, and office equipment	5,874	9,606
Building, facility improvements, and land	—	9,522
Construction-in-progress	2,142	—
	17,833	29,092
Less accumulated depreciation and amortization	(4,729)	(4,384)
	$ 13,104	$ 24,708

In September 2006, we sold the Witmer Road Facility for $21,043. After payment of selling fees and expenses, we received net proceeds of approximately $19,322. The carrying value of the property and equipment sold was $12,379. We owned the Witmer Road Facility subject to mortgages supporting our term loan and industrial development authority bond

(in thousands, except per share amounts)

(see Note 7). We were permitted to occupy a portion of the facility on a rent-free basis for up to six months after closing. We have estimated the rental fair value for the space we occupied to be $390, which was included in the calculation of the $7,333 gain on the sale of the Witmer Road Facility and will be amortized as rent expense to our Statements of Operations over the expected period of our occupancy. As of December 31, 2006, the unamortized balance of the estimated rental fair value was $130 and was included in prepaid expenses and other current assets on our Balance Sheets (see Note 4).

Concurrent with the closing, we repaid outstanding debt associated with the Witmer Road Facility and related equipment of $9,647, which included accrued interest and prepayment penalties. The remaining net proceeds of $9,675 will be used to further our research, non-clinical development, and clinical development objectives and to fund the capital expenditures described below to the extent such expenditures are not financed through the issuance of new debt.

In February 2007, we consolidated our operations into a 40,000 square foot facility that we currently lease in Horsham, Pennsylvania (Rock Road Facility). We anticipate total costs for construction of additional laboratory and office space in the Rock Road Facility of approximately $3,650, of which $2,111 was included in construction-in-progress as of December 31, 2006. Approximately $3,100 of the estimated total construction costs relate to leasehold improvements that will be amortized over the remaining lease term of approximately 15 years. The remaining estimated construction costs relate to laboratory and office equipment that will be amortized over three to seven years.

Laboratory, manufacturing, and office equipment as of December 31, 2006 and 2005 included $122 and $530 respectively, of assets acquired under capital leases. Accumulated depreciation and amortization as of December 31, 2006 and 2005 includes $47 and $293, respectively, related to assets acquired under capital leases. During the years ended December 31, 2006 and 2004, we capitalized $8 and $139, respectively, of interest expense in connection with our facility improvement projects. We did not capitalize any interest incurred during the year ended December 31, 2005.

Depreciation expense, which includes amortization of assets acquired under capital leases, was $1,606, $3,751, and $5,047 for the years ended December 31, 2006, 2005, and 2004, respectively. During the years ended December 31, 2006 and 2005, we disposed of fully depreciated assets that had original acquisition values of $99 and $129, respectively. We did not dispose of any fully depreciated assets during the year ended December 31, 2004. During the year ended December 31, 2006, we recorded a gain on the sale of Witmer Road Facility of $7,333. During the years ended December 31, 2006, 2005 and 2004, we recorded losses on disposition of property and equipment of $13, $17, and $95, respectively. In addition, during the years ended December 31, 2006 and 2005, we recorded a loss of $48 and a gain of $21, respectively, on the disposition of assets held for sale. The aggregate proceeds from the disposition of property and equipment and assets held for sale, excluding the Witmer Road Facility, was $51 and $110, respectively, for the years ended December 31, 2006 and 2005. We did not receive any proceeds from the disposition of property and equipment and assets held for sale during the year ended December 31, 2004.

During 2006, we evaluated cash flows that could be assigned to equipment that was no longer in use. We based our estimates of potential cash flows on possible disposition outcomes if the equipment was sold at auction. Based on those estimates, we recorded a non-cash impairment charge of $121, which was included in research and development expenses in our Statements of Operations. The aggregate acquisition value of the impaired assets was reduced by $586 and the related accumulated depreciation was reduced by $465.

2005 Activity

As part of the restructuring announced in August 2005 (see Note 12), we centralized research activities in Horsham, Pennsylvania by ending operations in our leased facility in San Diego, California. We recorded a non-cash impairment charge of $187 related to property and equipment located in the San Diego facility. The aggregate acquisition value of the impaired assets was reduced by $745 and the related accumulated depreciation and amortization was reduced by $558. This impairment charge was included in restructuring charges on our Statements of Operations.

We also announced that we would evaluate alternatives relative to our Witmer Road Facility, including the potential

(in thousands, except per share amounts)

disposition of the facility and further consolidation of our research, development and administrative operations into Rock Road Facility. As a result of the announcement, we concluded that identifiable cash flows could be assigned to the Witmer Road Facility and related equipment. To determine the appropriate carrying value of these assets, we used a probability-weighted approach of estimated cash flows to be received upon a range of possible disposition outcomes. We based our estimates of potential cash flows related to possible disposition outcomes on conversations with commercial real estate firms that had both knowledge of recent history of sales and expertise in marketing and selling similar facilities. Based on those estimates, we recorded during the third quarter of 2005 a non-cash impairment charge of $13,000, which was included in restructuring charges on our Statements of Operations, on our Witmer Road Facility and related equipment. The aggregate acquisition value of the impaired assets was reduced by $29,007 and the related accumulated depreciation and amortization was reduced by $16,007.

During 2005, we settled a dispute with a vendor from which we had purchased property and equipment. Pursuant to the settlement agreement, the vendor canceled an outstanding invoice of $116, which we had previously included in accounts payable, and paid us $75. Therefore, we reduced the acquisition cost of the property and equipment by $191.

Note 6. Intangible and Other Assets

Intangible and other assets consisted of the following:

December 31,	2006	2005
Acquired intellectual property, net of accumulated amortization of $4,427 and $3,836 as of December 31, 2006 and 2005, respectively	$ 123	$ 714
Deferred financing costs, net of accumulated amortization of $181 and $36 as of December 31, 2006 and 2005, respectively	—	145
Receivable from related party (see Note 4)	—	29
Deposits	58	61
	$ 181	$ 949

Acquired Intellectual Property

In 1999, we acquired the carbohydrate-manufacturing patents, licenses, and other intellectual property of Cytel Corporation for aggregate consideration of $4,750, of which $200 was charged to research and development expense on our Statements of Operations in 1998. The acquired intellectual property consists of core technology with alternative future uses. The acquired intellectual property balance is being amortized using the straight-line method to research and development expense on our statement of operations over eight years, which is the estimated useful life of the technology. Amortization expense relating to the acquired intellectual property was $591, $598, and $598 for the years ended December 31, 2006, 2005, and 2004, respectively. The remaining carrying value of $123 as of December 31, 2006 will be amortized during the year ending December 31, 2007.

(in thousands, except per share amounts)

Deferred Financing Costs

During 2004, we entered into agreements with a bank. In connection with entering into these agreements, we incurred $181 of legal and other costs. We recorded this amount as an asset, and began amortizing the asset to interest expense in our Statements of Operations over the ten-year repayment term to the bank. Upon the repayment of the term loan from a bank and the Industrial Development Authority bond in September 2006 (see Note 7), we accelerated the amortization of the remaining carrying value of $133 of deferred financing costs to interest expense. Amortization expense, including the acceleration of amortization in 2006, relating to the deferred financing costs was $145, $18, and $18 for the years ended December 31, 2006, 2005, and 2004, respectively.

Note 7. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consisted of the following:

December 31,	2006	2005
Term loan from bank	$ —	$ 7,111
Industrial development authority bond	—	1,000
Notes payable to equipment lender	1,101	5,075
Term loan from landlord	622	997
Subtotal	1,723	14,183
Capital lease obligations (see Note 13)	108	271
Total debt	1,831	14,454
Less current portion	(1,251)	(4,031)
Total debt, net of current portion	$ 580	$ 10,423

Minimum principal repayments of long-term debt and capital lease obligations as of December 31, 2006 were as follows: 2007—$1,251; 2008—$573; and 2009—$7. Interest expense during the years ended December 31, 2006, 2005, and 2004 was $1,271, $1,314, and $981, respectively. See Note 5 for the amounts of interest capitalized during each of the three years ended December 31, 2006.

Term Loan from Bank and Industrial Development Authority Bond

In September 2006, we repaid the outstanding balance of the term loan from a bank and the Industrial Development Authority bond in connection with the sale of the Witmer Road Facility (see Note 5). In connection with the early repayment of this debt, we paid $153 of premiums to the bank, which premiums were included in interest expense for the year ended December 31, 2006.

Notes Payable to Equipment Lender

As of December 31, 2006, we owed an equipment lender $1,101 under various borrowings. The amounts owed were secured by equipment and facility improvements that had a carrying value of $1,654 as of December 31, 2006. In September 2006, we repaid $1,626 of the outstanding debt as a result of the sale of the Witmer Road Facility (see Note 5), and in October 2006, we amended six promissory notes with our equipment lender. Under the amended promissory notes, our last payment is scheduled for September 2008, and interest rates applicable to the equipment loans range from 8.1% to 9.5%. In

(in thousands, except per share amounts)

connection with the early repayment of this debt, we paid $62 of premiums to the equipment lender, which premiums were included in interest expense during the year ended December 31, 2006.

Term Loan from Landlord

In May 2004, we borrowed $1.5 million of unsecured debt from the landlord of our Rock Road Facility. As of December 31, 2006, we owed the landlord $622. The terms of the financing require us to pay monthly principal and interest payments over 48 months at an interest rate of 13%. The final payment is due June 2008.

Note Payable Secured by Insurance Policies

In March 2006, we borrowed $539 to finance insurance policy premiums due on certain insurance policies. In November 2006, we paid in full the outstanding balance of the borrowing. The insurance policy premiums, net of amortization, were included in prepaid expenses and other current assets on our Balance Sheets at December 31, 2006 (see Note 4). The interest was calculated based on an annual percentage rate of 5.4%. To secure payment of the amounts financed, we granted the lender a security interest in all of our right, title and interest to the insurance policies. Upon a default by us, the lender could have demanded, and would have had the right to receive from us, immediate payment of the total unpaid balance of the loan. In the event of default and the demand for immediate payment by the lender, interest would have accrued on any unpaid amounts at the highest rate allowed by applicable law.

Note 8. Accrued Expenses

Accrued expenses consisted of the following:

December 31,	2006	2005
Professional fees	$ 1,469	$ 1,346
Contract research and development services	1,283	650
Property and equipment	1,244	10
Clinical trials and non-clinical studies	625	183
Other expenses	128	508
	$ 4,749	$ 2,697

Note 9. Stockholders' Equity

Common Stock

In March 2007, we sold 21,415 shares of our common stock and warrants to purchase 9,637 shares of common stock through a private placement, including 4,950 shares of common stock and warrants to purchase 2,228 shares of our common stock to investment funds affiliated with certain members of our board of directors, at a price of $2.02 per unit, generating net proceeds of approximately $40,459. The warrants have a five-year term and an exercise price of $1.96 per share.

In February 2005, we offered and sold 8,050 shares of our common stock at a public offering price of $4.00 per share, generating net proceeds of $30,006.

(in thousands, except per share amounts)

In May 2004, we sold 4,733 shares of common stock in a registered offering to a number of institutional and individual investors, including 812 shares sold to officers and an investment fund affiliated with a director, at a price of $6.77 per share, generating net proceeds of $29,928.

Shareholder Rights Plan

In September 1997, we adopted a Shareholder Rights Plan. Under this Shareholders Rights Plan, which was amended in December 1998, holders of common stock are entitled to receive one right for each share of common stock held. Separate rights certificates would be issued and become exercisable if any acquiring party either accumulates or announces an offer to acquire at least 15% of our common stock. Each right will entitle any holder who owns less than 15% of our common stock to buy one one-hundredth share of the Series A Junior Participating Preferred Stock at an exercise price of $150. Each one one-hundredth share of the Series A Junior Participating Preferred Stock is essentially equivalent to one share of our common stock. If an acquiring party accumulates at least 15% of our common stock, each right entitles any holder who owns less than 15% of our common stock to purchase for $150 either $300 worth of our common stock or $300 worth of the 15% acquirer's common stock. In November 2000, the Shareholders Rights Plan was amended to increase the threshold from 15% to 20% for Kopp Investment Advisors, Inc. and related parties. In June 2002 and October 2002, the Shareholders Rights Plan was amended to increase the threshold to 20% and 25%, respectively, for Eastbourne Capital Management, LLC and related parties. The rights expire in September 2007 and may be redeemed by us at a price of $.01 per right at any time up to ten days after they become exercisable.

Note 10. Compensation Plans

Equity Incentive Plans

We have two equity incentive plans, under which a total of 7,374 shares of common stock have been authorized. In addition, we granted nonqualified stock options in 2002 outside of these plans to purchase 488 shares. The 2004 Equity Incentive Plan (Plan) incorporates a predecessor plan. The following types of awards are available under the Plan: incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares and restricted stock units (RSUs). All employees, non-employee directors, and consultants are eligible to receive awards under the Plan.

The Plan allows us to grant restricted shares and RSUs with complete discretion as to: when grants are made; the consideration, if any, to be paid for restricted shares; and when the restrictions applicable to each restricted share and RSU will lapse. The Plan also allows us to grant stock options and stock appreciation rights to eligible individuals, with complete discretion as to: when grants are made; the number of shares subject to vesting and the vesting schedule; the designation as either an incentive or a non-qualified stock option; the maximum term to remain outstanding, which term, for an incentive stock option, may not exceed ten years (and for an incentive stock option granted to a person who owns more than 10% of our voting power may not exceed five years); and the exercise price, which for a non-qualified stock option may not be less than 85% of the fair market value of the stock on the date of grant and for an incentive stock option must be at least 100% of the fair market value on the date of grant (unless the recipient owns more than 10% of our voting power, in which case the exercise price must be at least 110% of the fair market value on the date of grant). During the years ended December 31, 2006, 2005, and 2004, we granted no options at an exercise price in excess of the market price on the date of grant. We normally issue new shares to satisfy stock option exercises and the delivery of shares pursuant to RSUs. There were no modifications to stocks options during the year ended December 31, 2006.

(in thousands, except per share amounts)

The following table summarizes the status of stock options as of December 31, 2006 and changes during the year then ended:

	Shares	Weighted-average exercise price	Aggregate intrinsic value	Weighted-average remaining contractual life (years)
Outstanding at January 1, 2006	4,995	$ 14.01		
Granted	1,420	2.60		
Exercised	(5)	2.58		
Forfeited	(306)	4.25		
Expired	(823)	13.41		
Outstanding at December 31, 2006	5,281	$ 11.61	$ 2	6.7
Vested at December 31, 2006 and expected to vest	4,993	$ 12.07	$ 2	6.6
Exercisable at December 31, 2006	3,280	$ 16.09	$ 2	5.5

Fair Value Disclosures

We adopted SFAS No. 123R effective January 1, 2006. Prior to January 1, 2006, we applied the intrinsic value method of accounting for all stock-based employee compensation in accordance with APB No. 25 and related interpretations. We elected to use the modified prospective transition method for adopting SFAS No. 123R. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption and to awards not fully vested as of the date of adoption. Accordingly, prior periods have not been restated. For the year ended December 31, 2006, we recorded $2,602 of compensation cost for share-based payment arrangements in our Statements of Operations, of which $21 related to liability-classified awards. The effect of the adoption of SFAS No. 123R was to increase our 2006 operating and net loss by $2,438 and our basic and diluted loss per share by $0.07. The adoption of SFAS No. 123R had no effect on our cash flows from operations or cash flows from financing activities. No tax benefit was recorded as of December 31, 2006 in connection with compensation cost due to the uncertainty regarding ultimate realization of our net operating loss carryforwards (see Note 14). The weighted-average fair value per share of stock options granted during the years ended December 31, 2006, 2005, and 2004 was $1.83, $2.49, and $7.91, respectively. The weighted-average fair value per share of employee purchase rights granted under our employee stock purchase plan (see below) in 2004 was $7.52. There were no employee purchase rights granted in 2006 or 2005. The total intrinsic value of stock options exercised during the years ended December 31, 2006 and 2004 was $5 and $31, respectively. There were no stock options exercised during the year ended December 31, 2005.

The fair value of stock options is determined using the Black-Scholes valuation model, which is the same model we previously utilized for valuing stock options for footnote disclosures required under SFAS No. 123 as amended by SFAS No. 148 for the years ended December 31, 2005 and 2004. During the years ended December 31, 2006, 2005, and 2004 the fair value of each stock option award was determined as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

(in thousands, except per share amounts)

	Year ended December 31,		
	2006	2005	2004
Weighted average expected volatility	75%	75%	80%
Expected term (years)			
Stock options	4.7 — 7.8	0.7 — 9.1	4.4 — 10.0
Employee stock purchase plan	N/A	N/A	1.3
Risk-free interest rate			
Stock options	4.4% — 5.1%	3.9% — 4.3%	2.5% — 4.3%
Employee stock purchase plan	N/A	N/A	1.6%
Expected dividend yield	0%	0%	0%

Expected volatility is based solely on historical volatility of our common stock over the period commensurate with the expected term of the stock options. We rely solely on historical volatility because our traded options do not have sufficient trading activity to allow us to incorporate the mean historical implied volatility from traded options into our estimate of future volatility. The expected term calculation for stock options granted to directors and officers is based on the observed and expected time to post-vesting exercise and forfeitures of stock options by those individuals. The expected term calculation for stock options granted to all other individuals is based on the "simplified" method described in SAB No. 107, *Share-Based Payment*. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for an instrument with a maturity that is commensurate with the expected term of the stock options. The dividend yield of zero is based on the fact that we have never paid cash dividends on our common stock, and we have no present intention to pay cash dividends.

The fair value of share-based awards is recognized as expense over the requisite service period, net of estimated forfeitures. Based on our historical experience of option pre-vesting cancellations, we have assumed an annualized forfeiture rate of 13% for our stock options granted to individuals not terminated as a result of a restructuring of our operations in connection with the sale of the Witmer Road Facility (2006 Restructuring) (see Note 12). For employees terminated as a result of the 2006 Restructuring, we have assumed an annualized forfeiture rate of 100%. We have not assumed any expected forfeitures for RSUs because those awards have been granted to a small number of individuals. Under the provisions of SFAS No. 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated. We rely primarily on historical experience to estimate expected forfeitures.

For all unvested awards outstanding as of December 31, 2005, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, is being recognized on an accelerated basis in our Statements of Operations over the remaining vesting period, consistent with our recognition policy under SFAS No. 123. For share-based awards granted subsequent to December 31, 2005, we have elected to recognize compensation expense in our Statements of Operations on a straight-line basis from the date of grant. Our deferred stock compensation balance of $6 as of December 31, 2005 was reclassified into additional paid-in capital upon the adoption of SFAS No. 123R.

As of December 31, 2006, there was $1,938 of total unrecognized compensation cost, which includes the impact of expected forfeitures, related to unvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.2 years.

Non-employee Stock Options

During the years ended December 31, 2006, 2005, and 2004 we recognized $14, $(9), and $4, respectively, of compensation expense (gain), in connection with the vesting of stock options granted to non-employees. The compensation expense or gain was based on each option's estimated fair value, which was calculated using the Black-Scholes option-pricing model. Because we re-value each option over the related vesting term in accordance with Emerging Issues Task Force

(in thousands, except per share amounts)

96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services*, increases in our stock price result in increased expense while decreases in our stock price result in a gain.

Restricted Stock Units

In May 2005, RSUs were granted to members of our board of directors in lieu of cash payment for services. Because these RSUs vested immediately, we charged the fair value of $107 relating to these RSUs to operating expenses on the date of grant.

In March 2005, the Compensation Committee of our board of directors (Compensation Committee) modified our 2004 bonus program for officers, adjusted salaries for officers to reduce cash payments, granted RSUs to officers, and decided to pay any 2005 bonuses for officers by the award of RSUs instead of cash. In March 2005, the aggregate value of liability-classified awards of $382 related to the payment of a portion of 2004 officer bonuses in RSUs instead of cash was reclassified to additional paid-in capital. In January 2006, the aggregate value of liability-classified awards of $129 related to the payment of 2005 officer bonuses in RSUs instead of cash was reclassified to additional paid-in capital. During the years ended December 31, 2006 and 2005, we recorded $150 and $653, respectively, of expense for RSUs, of which $21 and $151, respectively, were recorded while the RSUs were liability-classified. A summary of the status of RSUs as of December 31, 2006, and changes during the year then ended, is presented in the following table:

	Shares	Weighted-average grant-date fair value	Aggregate intrinsic value	Weighted-average remaining contractual life (years)
Outstanding at January 1, 2006	290	$ 3.68		
Awarded	84	2.29		
Settled	(246)	3.90		
Forfeited	—	—		
Outstanding at December 31, 2006	128	$ 2.34	$ 285	0.1
Vested at December 31, 2006 and expected to vest	128	$ 2.34	$ 285	0.1

The number of shares and aggregate intrinsic value of the vested portion of RSUs outstanding at December 31, 2006 were 108 and $241, respectively. The number of shares and aggregate fair value of RSUs that vested during the year ended December 31, 2006 were 199 and $674, respectively. In connection with the settlement of RSUs in shares during 2006, 47 shares, with an aggregate fair value of $175 were withheld to satisfy the award holders' minimum tax withholding obligations. In accordance with the terms of the RSUs, vested awards will be settled in shares upon the earlier to occur of 18 months after the grant date or six months after the grantee's separation from service, subject to certain conditions.

Employee Stock Purchase Plan

Effective January 31, 2005, we terminated our employee stock purchase plan, or ESPP, under which 183 shares had been reserved for issuance. The ESPP allowed any eligible employee the opportunity to purchase shares of our common stock through payroll deductions. The ESPP provided for successive, two-year offering periods, each of which contained four semiannual purchase periods. The purchase price at the end of each purchase period was 85% of the lower of the market price per share on the employee's entry date into the offering period or the market price per share on the purchase date. Any employee who owned less than 5% of our common stock could have purchased up to the lesser of:

(in thousands, except per share amounts)

- 10% of his or her eligible compensation;
- 1 share per purchase; or
- the number of shares per year that does not exceed the quotient of $25 divided by the market price per share on the employee's entry date into the offering period.

A total of 4 shares of common stock remained available for issuance under the ESPP immediately prior to the termination of the plan. The total purchases of common stock under the ESPP during the years ended December 31, 2005 and 2004 were 15 shares at a total purchase price of $86 and 24 shares at a total purchase price of $175, respectively. We have not recorded any compensation expense for the ESPP.

401(k) Savings Plan

We maintain a 401(k) Savings Plan (Savings Plan) for our employees. Employee contributions are voluntary, determined on an individual basis, and limited to the maximum amount allowable under federal income tax regulations. We match employee contributions up to specified limits. We contributed $189, $266, and $181 to the Savings Plan for the years ended December 31, 2006, 2005, and 2004, respectively. In addition, during 2006, 2005 and 2004, we allocated $23, $15 and $79, respectively, of prior year Savings Plan forfeitures to match employee contributions.

Note 11. Collaborative Agreements and Significant Customer Concentration

A summary of revenue recognized under our collaborative agreements for the years ended December 31, 2006, 2005, and 2004 is presented in the following table.

	Year Ended December 31,		
	2006	2005	2004
Novo Nordisk			
Research and development funding	$ 3,577	$ 2,027	$ 2,490
Substantive milestones	750	—	—
License fees	457	769	842
	4,784	2,796	3,332
BioGeneriX			
Research and development funding	1,191	2,939	1,699
License fees	209	402	39
	1,400	3,341	1,738
	$ 6,184	$ 6,137	$ 5,070

(in thousands, except per share amounts)

Novo Nordisk A/S Agreements

In November 2003, we entered into two agreements with Novo Nordisk A/S to use GlycoPEGylation technology to develop and commercialize next-generation versions of Factors VIIa, VIII and IX, one of which, Factor VIIa, is currently marketed by Novo Nordisk. Under these agreements, we received a non-refundable, upfront fee of $4,300, which is being amortized to revenue over the expected performance period. Novo Nordisk is responsible for funding our research and development activities under the agreements, and we may receive up to $52,200 in milestone payments based on the progress of the programs. In addition, we could receive additional milestones and royalties on new indications for next-generation versions of Factors VIII and IX. We will receive royalties on sales of any products commercialized under the agreements.

In November 2004, we amended our agreements with Novo Nordisk to provide an amended work plan for one of the proteins, a method of applying some of the project-related funds to tasks that are mutually agreed upon by the parties, a change in the timing of one milestone payment, and the addition of a new milestone payment. We also received from Novo Nordisk a payment, which is being amortized to revenue over the expected remaining performance period. In December 2005, we further amended our agreements with Novo Nordisk to provide for an additional project related to one protein and two additional milestone payments to be made to us upon the occurrence of certain events related to the additional project. In 2006, we received two payments upon the occurrence of substantive events related to the additional project. In October 2006, we entered into an Amended and Restated Research, Development and License Agreement with Novo Nordisk, which supersedes one of the original agreements entered into in November 2003. The Amended and Restated Research, Development and License Agreement incorporates the prior amendments to the original agreement and further amends the original agreement to clarify certain terms and conditions related to intellectual property.

Under these agreements, as amended, Novo Nordisk's license with respect to each protein continues until the expiration of the last Neose patent covering a licensed product, or until the earlier termination of the applicable agreement. Novo Nordisk has the right to terminate each of the agreements without cause. We have the right to terminate the agreement with respect to Factors VIII and IX if there are no commercial sales of licensed products within a specified period, subject to Novo Nordisk's ability to extend by paying minimum royalties. After entering into the amendment in December 2005, we changed our estimate of the expected performance period from six years to ten years.

BioGeneriX A/G Agreements

In April 2004, we entered into an agreement with BioGeneriX to use our proprietary GlycoAdvance and GlycoPEGylation technologies to develop a long-acting version of granulocyte colony stimulating factor (G-CSF). In connection with the agreement, we received from BioGeneriX a non-refundable, upfront fee, which is being recognized to revenue over the expected performance period of eighteen years. In October 2006, we entered into an amendment of this agreement. Under the agreement, as amended, we and BioGeneriX shared the expenses of preclinical development. BioGeneriX is responsible for supplying the protein and funding the clinical development program and we are responsible for supplying enzyme reagents and sugar nucleotides. As of January 1, 2007, BioGeneriX is responsible for the cost of reagent supply.

If we and BioGeneriX proceed to commercialization, we will have commercial rights in the U.S., Canada, Mexico and Japan, and BioGeneriX will have commercial rights in Europe and the rest of the world. Each company has the ability to search for its own marketing partner for its territories and will receive significant royalties on product sales in the other company's territory. Each party has the right, in various circumstances, to terminate the agreement by giving the required notice to the other party, subject to the other party's right to continue working on the development and commercialization of a long-acting version of G-CSF, as provided in the agreement. In addition, we have immediate termination rights, in which case we will have all rights to the product candidate, including supply of protein from BioGeneriX or its contract manufacturer, in the event BioGeneriX does not meet certain Phase I and Phase II diligence requirements.

Neose Technologies, Inc.

Notes to Financial Statements
(in thousands, except per share amounts)

In April 2005, we entered into a research, co-development and commercialization agreement with BioGeneriX for a GlycoPEGylated erythropoietin made in CHO cells (GlycoPEG-CHO-EPO). We received a non-refundable payment in connection with the execution of this agreement. The agreement provided for us to conduct research on behalf of BioGeneriX for up to 12 months and grant BioGeneriX the right to obtain an exclusive, worldwide license to use our enzymatic technologies to develop and commercialize a long-acting version of the target protein. Under an amendment to the agreement entered into in October 2006, BioGeneriX had until December 31, 2006 to exercise the option. BioGeneriX did not exercise the option and all rights to Neose's GlycoPEGylation technology as it applies to GlycoPEG-CHO-EPO reverted to Neose.

Note 12. Restructurings and Employee Severance Costs

2006 Restructuring

In September 2006, we implemented a restructuring of operations in connection with the sale of the Witmer Road Facility (2006 Restructuring). The employee severance costs incurred for the 2006 Restructuring were payable pursuant to an employee severance plan established in August 2005. Therefore, these costs did not meet the definition for classification as a restructuring charge on our Statements of Operations. Our net loss for the year ended December 31, 2006 included $710 of employee severance costs related to the 2006 Restructuring, of which $575 is included in research and development expenses and $135 is included in general and administrative expenses. Of these amounts, $67 remained unpaid and was included in accrued compensation on our Balance Sheets as of December 31, 2006. We expect to pay the remaining obligations under the 2006 Restructuring by the end of the first quarter of 2007.

In connection with the 2006 Restructuring we committed to pay future cash retention bonuses to certain employees who were not given notice of termination in September 2006, contingent on their not voluntarily terminating their employment prior to the payment date. In connection with this commitment, we expect to pay $280 of retention bonuses in the first half of 2007, of which $160 was included in accrued compensation on our Balance Sheets as of December 31, 2006. We also granted stock options to certain employees as part of an employee retention program. These options will vest in full on July 1, 2007 for all holders who have not terminated their employment prior to the vesting date. The aggregate fair market value of the options was $605, which is being recognized ratably as compensation expense over the vesting period.

2005 Restructuring

In August 2005, we implemented a restructuring of operations to enable an enhanced focus on next-generation proteins, to allow for the transfer of production of proteins and reagents to our collaborative partners and contract manufacturers, and to reduce cash burn (2005 Restructuring). Upon completion of the 2005 Restructuring, we reduced the size of our workforce by approximately 25% compared to the end of the first quarter of 2005. Our net loss for 2005 included $14,206 of charges related to the 2005 Restructuring, including $13,187 of non-cash property and equipment impairment charges (see Note 5), $867 of payments for employee severance costs, and $152 of payments for facility closure costs.

As part of the 2005 Restructuring we centralized research activities in Horsham, Pennsylvania by ending operations in our leased facility in San Diego, California. During 2005, we recorded a charge of $152 in our Statements of Operations for the operating lease related to the San Diego facility. The charge was based on an estimate of the present value of the loss we would incur over the remaining term of the lease. Because the remaining lease term extended for only five months beyond our cease-use date of the facility, we assumed no sublease income in our calculation.

Of the $1,019 accrued during 2005 for employee severance and facility closure costs for the 2005 Restructuring, we paid $932 during 2005 and the remaining $87 was included in accrued expenses as of December 31, 2005. As of December 31, 2006, all of our obligations related to the 2005 Restructuring have been satisfied.

(in thousands, except per share amounts)

Note 13. Commitments and Contingencies

Leases

Our future minimum lease payments as of December 31, 2006 under capital leases and under non-cancelable operating leases, with initial or remaining lease terms in excess of one year, were as follows:

	Capital leases	Operating leases
2007	$ 58	$ 519
2008	54	454
2009	7	463
2010	—	473
2011	—	482
Thereafter	—	5,730
Total minimum lease payments	119	$ 8,121
Less amounts representing imputed interest	(11)	
Present value of minimum lease payments	108	
Less current portion of capital lease obligations	(50)	
Capital lease obligations, excluding current portion	$ 58	

Capital Lease Obligations

In February 2004, we entered into a capital lease obligation for equipment with a book value of $184, which was calculated using an assumed incremental annual borrowing rate of 8.7%. The terms of the lease require us to make monthly payments through February 2009. This equipment had an aggregate net book value of $54 as of December 31, 2006.

In September 2003, we entered into a capital lease obligation for software with a book value of $60, which was calculated using an assumed incremental annual borrowing rate of 11.5%. The terms of the lease require us to make monthly payments through September 2008. As of December 31, 2006, this software had a net book value of $21.

Operating Leases

We lease laboratory, office, warehouse facilities, and equipment under operating lease agreements. In February 2002, we entered into a lease agreement for our Rock Road Facility, which consists of approximately 40,000 square feet of laboratory and office space. The initial term of the lease ends in July 2022, at which time we have an option to extend the lease for an additional five years, followed by another option to extend the lease for an additional four and one-half years. Pursuant to the lease, we received $250 from the landlord in September 2004 as a partial reimbursement for improvements we made to the facility. This landlord incentive, which is included in other liabilities on our balance sheet, is being amortized ratably as a reduction to rental expense over the lease term. In April 2001, we entered into a lease agreement for approximately 10,000 square feet of laboratory and office space in San Diego, California. As part of the 2005 Restructuring, we centralized research activities in Horsham, Pennsylvania by ending operations in our leased facility in San Diego. As of October 31, 2005, we ceased operations at our San Diego facility. The initial term of the San Diego lease ended in March 2006, at which time we terminated the lease. We lease approximately 5,000 square feet of office and warehouse space in

(in thousands, except per share amounts)

Horsham, Pennsylvania under a lease agreement that expires April 2007.In January 2007, we entered into a five-year lease agreement for approximately 6,800 square feet of office and warehouse space in Horsham, Pennsylvania to replace similar space subject to the expiration described above. Our laboratory, office, and warehouse facility leases contain escalation clauses, under which the base rent increases annually by 2%. Our rental expense for the years ended December 31, 2006, 2005, and 2004 was $967, $951, and $981, respectively.

Purchase Obligations and Employment Agreements

As of December 31, 2006, we had non-cancelable purchase obligations for 2007 in the amount of $796, which all relate to goods or services. As of December 31, 2006, our non-cancelable purchase obligations for 2008 were $4, and we had no non-cancelable purchase obligations for 2009 and thereafter.

In May 2006, we entered into an employment agreement with our chief executive officer, George J. Vergis, Ph.D. Under the terms of the agreement we are required to pay Dr. Vergis an annual base salary of at least $350 for continuing his employment with us. In addition, if Dr. Vergis remains employed by us through the earlier of (i) the date of payment by us of fiscal 2006 annual bonuses to senior executives or (ii) March 15, 2007, Dr. Vergis' annual bonus for the 2006 calendar year will not be less than $105.

(in thousands, except per share amounts)

Note 14. Income Taxes

We had no income taxes payable as of December 31, 2006 and 2005. As of December 31, 2006, we had $115,475 of federal and $60,777 of state net operating loss (NOL) carryforwards potentially available to offset future taxable income. As of December 31, 2006, our federal NOL carryforward included $8,999 related to equity-based compensation, which will be recorded as additional paid-in capital upon recognition of the tax benefit associated with these deductions. As of December 31, 2006, we had federal and state research and development tax credit carryforwards of $7,716 and $1,172, respectively, potentially available to offset future taxable income.

The Tax Reform Act of 1986 (Tax Reform Act) provided for a limitation on the annual use of NOL and research and development tax credit carryforwards following certain ownership changes. Because we may have experienced various ownership changes, as defined by the Tax Reform Act, as a result of past equity financings, our ability to utilize federal NOL and credit carryforwards in any given year may be limited. In addition, federal tax law limits the time during which carryforwards may be applied against future taxes, and Pennsylvania tax law limits the utilization of state NOL carryforwards to $3,000 annually. Therefore, we may not be able to take full advantage of these carryforwards to offset future taxable income. The federal and state NOL and tax credit carryforwards will expire as follows:

	Net operating loss carryforwards		Research and development tax credit carryforwards	
	Federal	State	Federal	State
2007	$ 2,147	$ 777	$ 41	$ —
2008	638	—	146	—
2009	385	—	207	—
2010	110	—	83	—
2011	150	—	104	—
Thereafter	112,045	60,000	7,135	1,172
	$ 115,475	$ 60,777	$ 7,716	$ 1,172

(in thousands, except per share amounts)

We have incurred a loss in each period since our inception. Due to the uncertainty surrounding the realization of the tax benefit associated with our federal and state carryforwards, we have provided a full valuation allowance against these tax benefits. The approximate income tax effect of each type of carryforward and temporary difference is as follows:

	Current	Noncurrent	Total
December 31, 2006			
Net operating loss carryforwards	$ —	$ 43,269	$ 43,269
Research and development tax credit carryforwards	—	8,888	8,888
Capitalized research and development expenses	—	51,862	51,862
Property and equipment	—	1,448	1,448
Capitalized start-up costs	3,404	—	3,404
Deferred revenue	262	1,757	2,019
Deferred compensation	—	1,461	1,461
Impairment of equity securities	—	647	647
Accrued expenses not currently deductible	538	219	757
Total deferred tax assets	4,204	109,551	113,755
Less valuation allowance	(4,204)	(109,551)	(113,755)
Net deferred tax assets	$ —	$ —	$ —
December 31, 2005			
Net operating loss carryforwards	$ —	$ 36,145	$ 36,145
Research and development tax credit carryforwards	—	7,491	7,491
Capitalized research and development expenses	—	42,058	42,058
Capitalized start-up costs	—	6,808	6,808
Property and equipment	—	8,587	8,587
Deferred revenue	254	1,528	1,782
Deferred compensation	—	1,283	1,283
Impairment of equity securities	—	647	647
Accrued expenses not currently deductible	401	198	599
Total deferred tax assets	655	104,745	105,400
Less valuation allowance	(655)	(104,745)	(105,400)
Net deferred tax assets	$ —	$ —	$ —

(in thousands, except per share amounts)

Note 15. Quarterly Data (unaudited)

The following tables summarize our quarterly results of operations for each of the quarters in 2006 and 2005. Our operating expenses and net loss for the third quarter of 2005 included $14,002 of restructuring charges (see Note 12), including $13,187 of non-cash property and equipment impairment charges (see Note 5) and $815 of payments for employee severance costs. These quarterly results are unaudited, but in the opinion of management have been prepared on the same basis as our audited financial information and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations.

	2006 Results				
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Revenue from collaborative agreements	$ 2,396	$ 1,715	$ 1,477	$ 596	$ 6,184
Operating expenses	10,239	10,145	9,839	10,341	40,564
Gain on sale of Witmer Road Facility	—	—	7,335	(2)	7,333
Operating loss	(7,843)	(8,430)	(1,027)	(9,747)	(27,047)
Interest income (expense), net	58	(17)	(323)	222	(60)
Net loss	$ (7,785)	$ (8,447)	$ (1,350)	$ (9,525)	$ (27,107)
Basic and diluted net loss per share	$ (0.24)	$ (0.26)	$ (0.04)	$ (0.29)	$ (0.82) *
Weighted-average shares outstanding used in computing basic and diluted net loss per share	32,783	32,804	32,866	32,972	32,857

	2005 Results				
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Revenue from collaborative agreements	$ 1,348	$ 1,420	$ 1,503	$ 1,866	$ 6,137
Operating expenses	12,603	11,793	24,208	9,616	58,220
Operating loss	(11,255)	(10,373)	(22,705)	(7,750)	(52,083)
Other income	22	—	—	—	22
Interest income (expense), net	(34)	88	84	84	222
Net loss	$ (11,267)	$ (10,285)	$ (22,621)	$ (7,666)	$ (51,839)
Basic and diluted net loss per share	$ (0.40)	$ (0.31)	$ (0.69)	$ (0.23)	$ (1.64) *
Weighted-average shares outstanding used in computing basic and diluted net loss per share	27,947	32,782	32,782	32,782	31,590

* The net loss per share in each quarter is computed using the weighted-average number of shares outstanding during the quarter. The net loss per share for the full year, however, is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the quarterly net loss per share amounts does not equal the full-year net loss per share.

(this page intentionally left blank)

Corporate Information

SENIOR MANAGEMENT

George J. Vergis, Ph.D.
President and Chief Executive Officer

David A. Zopf, M.D.
Executive Vice President
and Chief Scientific Officer

A. Brian Davis
Senior Vice President
and Chief Financial Officer

Valerie M. Mulligan
Senior Vice President,
Quality and Regulatory Affairs

Debra J. Poul
Senior Vice President,
General Counsel and Secretary

Bruce A. Wallin, M.D.
Senior Vice President,
Clinical Development and
Chief Medical Officer

BOARD OF DIRECTORS

L. Patrick Gage, Ph.D., Chairman
Chairman
Adnexus Therapeutics, Inc.

C. Boyd Clarke
General Partner
Five Lakes Venture Partners

Brian H. Dovey
Managing Member
Domain Associates, LLC

William F. Hamilton, Ph.D.
Landau Professor of Management
and Technology
The Wharton School,
University of Pennsylvania

Douglas J. MacMaster, Jr.
Former Senior Vice President
Merck & Co., Inc.

H. Stewart Parker
President, Chief Executive
Officer and Director
Targeted Genetics Corporation

Mark H. Rachesky, M.D.
President
MHR Fund Management LLC

Lowell E. Sears
Chairman and Chief Executive Officer
Sears Capital Management

Elizabeth H.S. Wyatt
Former Vice President,
Corporate Licensing
Merck & Co., Inc.

George J. Vergis, Ph.D.
President and Chief Executive Officer
Neose Technologies, Inc.

SCIENTIFIC ADVISORY BOARD

Henrik Clausen, DDS, DSc
Professor
Faculty of Health Sciences
Department of Cellular and
Molecular Medicine
University of Copenhagen

Richard D. Cummings, Ph.D.
William Patterson Timmie
Professor and Chair
Department of Biochemistry
Emory University School of Medicine

David C. James, Ph.D.
Chair, Bioprocess Engineering
Department of Chemical and
Process Engineering
University of Sheffield

James C. Paulson, Ph.D.
Professor
Department of Molecular Biology
The Scripps Research Institute
Director
Consortium for Functional Glycomics

HEADQUARTERS

Neose Technologies, Inc.
102 Rock Road
Horsham, PA 19044
Phone: 215-315-9000
Fax: 215-315-9100
E-mail: info@neose.com

STOCK LISTING

Neose is listed on the Global Market
of the Nasdaq Stock Market LLC
under the symbol NTEC

CORPORATE WEB SITE

www.neose.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 800-937-5449

EXTERNAL LEGAL COUNSEL

Pepper Hamilton LLP
Philadelphia, PA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Philadelphia, PA

INVESTOR RELATIONS INFORMATION

Neose invites interested parties
to contact:
Barbara Krauter
Manager, Corporate Communications
Neose Technologies, Inc.
102 Rock Road
Horsham, PA 19044
Phone: 215-315-9004
Fax: 215-315-9100
E-mail: bkrauter@neose.com


0.2mg/mL
Protocol NE-180-201
CAUTION: New Drug
Investigational use.
parenteral use.
Technologies, Inc.

NEOSE TECHNOLOGIES, INC.
02 Rock Road
Horsham, PA 19044
www.neose.com

END